Follow-Up Materials

06011806

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trilogy Energy Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 34876 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/21/06

File No. 82-34870

AR/S
12-31-05

TRILOGY ENERGY TRUST

CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005 AND 2004
AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 AND
YEARS ENDED DECEMBER 31, 2005 AND 2004

RECEIVED
2006 MAR 21 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 28, 2006

Auditors' Report

To the Unitholders of
Trilogy Energy Trust

We have audited the consolidated balance sheet of **Trilogy Energy Trust** as at December 31, 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the period April 1, 2005 to December 31, 2005. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and the results of its operations and its cash flows for the period April 1, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

TRILOGY ENERGY TRUST

Consolidated Balance Sheets

As at December 31

(thousand dollars)

	2005	2004 (Note 2)
ASSETS		
Current Assets		
Accounts receivable	$ 73,001	$ 63,851
Due from related party (note 12)	6,439	—
Financial instruments (note 11)	5,830	12,413
Prepaid expenses	899	1,838
	86,169	78,102
Property, plant and equipment (note 5)	672,224	680,645
Goodwill (note 1)	19,400	19,400
	$ 777,793	$ 778,147
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 78,334	$ 87,091
Distributions payable (including due to related party of $12.0 million)	68,107	—
Unit-based compensation liability (note 10)	5,810	—
Financial instruments (note 11)	9,220	1,260
	161,471	88,351
Long-term debt (note 7)	108,375	—
Unit-based compensation liability – net of current portion (note 10)	2,876	—
Asset retirement obligations (note 6)	42,706	63,674
Future income taxes (note 14)	—	93,692
	153,957	157,366
Commitments and contingencies (notes 11 and 13)		
Unitholders' equity		
Unitholders' capital (note 8)	550,144	—
Contributed surplus (note 3)	468	—
Accumulated earnings	102,516	—
Accumulated distribution (note 9)	(190,763)	—
Net investment of Paramount Resources Ltd. (note 2)	—	532,430
	462,365	532,430
	$ 777,793	$ 778,147

See accompanying notes to consolidated financial statements.

On behalf of the Board

(Signed) R.M. MacDonald
Director

(Signed) M.H. Dilger
Director

TRILOGY ENERGY TRUST

Consolidated Statements of Earnings and Accumulated Earnings

(thousand dollars except per unit information)

The financial statements prior to April 1, 2005 were prepared on a carve-out basis from Paramount. As described in note 2, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for these periods.

	Nine Months Ended Dec. 31 2005	Years Ended December 31 2005 (Note 2) (Unaudited)	Years Ended December 31 2004 (Note 2)
Revenue			
Petroleum and natural gas sales	$ **402,913**	$ 508,881	$ 327,611
Realized loss on financial instruments (note 11)	**(16,341)**	(18,627)	(869)
Unrealized gain (loss) on financial instruments (note 11)	**393**	(14,542)	11,154
Royalties	**(92,982)**	(118,251)	(67,571)
Other income	**225**	225	—
Net Revenue	**294,208**	357,686	270,325
Expenses			
Operating	**52,022**	68,145	50,775
Transportation	**15,023**	19,828	17,890
General and administrative (notes 10 and 12)	**16,617**	22,670	38,247
Exploration expenditures	**5,437**	9,444	5,563
(Gain) loss on sale of property, plant and equipment	**(108)**	(86)	1,376
Accretion on asset retirement obligations (note 6)	**3,297**	4,962	4,421
Depletion and depreciation	**92,322**	128,021	101,220
Interest	**7,082**	9,608	10,958
Bad debt recovery	—	—	(3,179)
Unrealized foreign exchange gain	—	(4,224)	(9,409)
Realized foreign exchange gain (loss)	—	4,710	(2,786)
Premium on debt exchange	—	15,810	4,648
	191,692	278,888	219,724
Earnings before taxes	**102,516**	78,798	50,601
Taxes (note 14)			
Future income tax expense (recovery)	—	(8,059)	21,526
Large Corporation Tax and other	—	410	3,532
	—	(7,649)	25,058
Net earnings	**102,516**	86,447	25,543
Accumulated earnings, beginning of period	—	—	—
(Earnings) loss allocated to net investment by Paramount Resources Ltd. (note 2)	—	16,069	(25,543)
Accumulated earnings end of period	$ **102,516**	$ 102,516	$ —
Earnings per Trust Unit (note 3)			
— Basic	$ **1.29**	$ 1.09	$ 0.32
— Diluted	$ **1.29**	$ 1.09	$ 0.32

See accompanying notes to consolidated financial statements.

TRILOGY ENERGY TRUST

Consolidated Statements of Cash Flows

(thousand dollars)

The financial statements prior to April 1, 2005 were prepared on a carve-out basis from Paramount. As described in note 2, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for these periods.

	Nine Months Ended Dec. 31 2005	Years Ended December 31 2005 (Note 2) (Unaudited)	2004 (Note 2)
Operating activities			
Net earnings	$ **102,516**	$ 86,447	$ 25,543
Add (deduct) non-cash and other items:			
Depletion and depreciation	**92,322**	128,021	101,220
(Gain) loss on sale of property, plant and equipment	**(108)**	(86)	1,376
Accretion on asset retirement obligations	**3,297**	4,962	4,421
Future income tax expense (recovery)	—	(8,059)	21,526
Non-cash general and administrative expenses	**9,154**	10,186	23,714
Non-cash loss (gain) on financial instruments	**(393)**	14,542	(11,154)
Unrealized foreign exchange loss (gain)	—	(4,224)	(9,409)
Asset retirement obligation expenditures	**(840)**	(1,367)	—
Premium on debt exchange	—	15,810	4,648
Exploration expenditures	**4,808**	8,532	4,617
Funds flow from operations	**210,756**	254,764	166,502
Net changes in operating working capital	**(14,014)**	(62,263)	(11,997)
	196,742	192,501	154,505
Financing activities			
Credit facility – draws	**659,626**	659,626	—
Credit facility – repayments	**(553,135)**	(553,135)	—
Proceeds from issuance of Trust Units	**140,576**	140,576	—
Net investment by Paramount Resources Ltd. (note 2)	—	18,270	103,794
Payment to Paramount Resources Ltd. re the plan of arrangement (note 1)	**(220,000)**	(220,000)	—
Distributions to unitholders	**(122,656)**	(122,656)	—
	(95,589)	(77,319)	103,794
Investing activities			
Property, plant and equipment expenditures	**(85,571)**	(138,556)	(99,774)
Property, plant and equipment acquisitions (note 4)	**(6,544)**	(6,544)	(172,541)
Proceeds on sale of property, plant and equipment	**108**	193	127
Geological and geophysical costs	**(1,936)**	(3,145)	(1,854)
Change in investing working capital	**(7,210)**	32,870	15,743
	(101,153)	(115,182)	(258,299)
Change in cash / cash, end of period	$ —	$ —	$ —
Cash interest paid	$ 7,356	$ 9,882	$ 10,958

See accompanying notes to consolidated financial statements.

(tabular amounts expressed in thousand dollars except per unit information)

1. STRUCTURE AND FORMATION OF THE TRUST

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated February 25, 2005. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units (the "Unitholders").

Pursuant to the plan of arrangement involving Paramount Resources Ltd. ("Paramount") and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005, the Trust acquired certain properties from Paramount effective April 1, 2005. These assets (the "Trust Assets") are located in the Kaybob and Marten Creek areas of Alberta. Through the plan of arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81% of the issued and outstanding Trust Units with the remaining 19% (as at December 31, 2005 – 17.7%) of the issued and outstanding Trust Units being held by Paramount.

The transfer of the Trust Assets did not result in a substantial change in ownership of the Trust Assets by Paramount on the effective date of the plan of arrangement and therefore the transaction was accounted for at the carrying value of the assets transferred. The carrying values of assets and related liabilities transferred to the Trust on April 1, 2005 were as follows:

Property, plant and equipment – net of accumulated depletion and depreciation	$	700,129
Asset retirement obligations		(65,076)
Goodwill		19,400
Net working capital accounts		(35,674)
Net carrying value (see note 8)	$	618,779

The net carrying value of the assets and related liabilities were credited to unitholders' capital account on April 1, 2005. In addition to the issuance of Trust Units described above, the Trust paid Paramount on April 1, 2005 an amount of $190 million in cash plus $30 million as an initial settlement of outstanding working capital distribution amounts in accordance with the plan of arrangement. The $190 million transfer consideration was charged against the unitholders' capital account.

The Trust, through a wholly-owned holding trust (Trilogy Holding Trust), indirectly owns the Trust Assets mainly through an operating limited partnership (Trilogy Energy LP). Another wholly owned subsidiary of the Trust, Trilogy Energy Ltd., acts as the general and managing partner of Trilogy Energy LP. As part of the plan of arrangement, the Trust also assumed a $15.0 million debt of and paid $0.2 million to, a Paramount subsidiary for the transfer of the general partnership interest in Trilogy Energy LP to Trilogy Energy Ltd. This amount was also charged against unitholders' capital on April 1, 2005.

2. BASIS OF PRESENTATION

The consolidated financial statements of the Trust have been prepared in accordance with Canadian generally accepted accounting principles. As mentioned in note 1, the Trust acquired its operating assets from Paramount effective April 1, 2005. These consolidated financial statements present the historic financial position, results of operations and cash flows on a carve-out basis from Paramount as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, the Trust holds the Trust Assets, with the earnings from April 1, 2005 being retained until distributed by the Trust.

For the periods up to March 31, 2005, the consolidated financial statements include Paramount's interests in the assets, liabilities, revenues and expenses attributable to the Trust Assets. The costs of petroleum and natural gas properties and other property, plant and equipment, the associated accumulated depletion and depreciation, the liability for asset retirement obligations and the carrying value of goodwill as at December 31, 2004 have been derived directly from the accounting records of Paramount. Other balance sheet accounts that relate to the Trust Assets but could not be derived directly from Paramount's accounting records such as accounts receivable, prepaid expenses, financial instrument assets and liabilities, and accounts payable and accrued liabilities have been allocated on a pro rata basis using production volumes of the Trust Assets as a proportion of the aggregate production volumes of Paramount for the period. Future income taxes on the Trust Assets have been calculated using the liability method.

The amounts of petroleum and natural gas sales, royalties, operating costs, geological and geophysical costs, dry hole costs, lease rental costs, accretion of asset retirement obligations, write-down of petroleum and natural gas properties, and gain/losses on sale of property and equipment relating to the Trust Assets that are included in the consolidated financial statements for the periods up to March 31, 2005 have been derived directly from the accounting records of Paramount. Paramount's corporate costs such as general and administrative costs and gains and losses from financial instruments relating to petroleum and natural gas price and exchange rate contracts have been allocated for each period on a pro rata basis using production volumes of the Trust Assets as a proportion of the aggregate production volumes of Paramount for the respective periods. Gains and losses from financial instruments relating to interest rate swaps have been allocated on a pro rata basis using interest expense calculated for the Trust Assets as a proportion to interest expense for Paramount for the respective periods. Interest expense is calculated on the deemed debt balance attributable to the Trust Assets, while Large Corporation tax has been allocated using the ratio of Large Corporation tax base relating to the Trust Assets as a proportion of the consolidated Large Corporation tax base of Paramount. Premium on debt exchange and foreign exchange gains and losses were allocated to the Trust Assets using the ratio of deemed foreign currency denominated debt attributable to the Trust assets as a proportion of the foreign currency denominated debt of Paramount.

For purposes of presentation of the consolidated statements of cash flows for the periods prior to April 1, 2005, cash receipts and disbursements are deemed to be transferred to and from Paramount's corporate account concurrent with the respective inflow or outflow of cash and are presented as "Net investment by Paramount Resources Ltd."

As a result of the basis of presentation described above, these financial statements may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for the periods prior to April 1, 2005.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. The Trust obtains all of the economic benefits of the operations of Trilogy Energy LP.

Property, Plant and Equipment

The Trust follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, only those costs that result directly in the discovery of petroleum and natural gas reserves are capitalized. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net costs of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Other property, plant and equipment are recorded at cost.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to an annual cost recovery test or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected cash flows on an undiscounted basis. The amount of the impairment loss is then calculated as the difference between the carrying amount and the fair value of the asset. Fair value is calculated as the present value of estimated future cash flows.

Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. Depreciation of production equipment, gas plants and gathering systems is calculated using the straight-line method over their estimated useful life of 12 years. Depreciation of other property, plant and equipment is provided on a straight-line basis over the assets' estimated useful lives varying from three to five years.

Joint Operations

Certain exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Asset Retirement Obligations

The fair value of an asset retirement obligation is recognized in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time which is recognized as accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in earnings in the period in which the settlement occurs.

Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is not amortized and is assessed for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets acquired to the carrying value of the net assets, including goodwill. Any excess of the carrying value of goodwill over and above its fair value is the impairment amount, and is charged to earnings in the period the impairment is identified.

In-Substance Defeasance Trust

Transfers of financial assets to a trust for the purpose of satisfying liabilities when they mature, without the obligation of the Trust being discharged at the time of the transfer, are recognized as repayments of such liabilities in the financial statements.

Revenue Recognition

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids ("NGLs") are recognized when title passes to the customer in accordance with the terms of the sale contracts. Revenues from oil and natural gas production from properties in which there is an interest with other producers are recognized on a net working interest basis.

Financial Instruments

Derivative financial instrument contracts such as forwards are periodically utilized to manage exposure to fluctuations in petroleum and natural gas prices. Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" ("EIC 128") establishes accounting and reporting standards that require every derivative instrument that does not qualify for hedge accounting to be recorded in the balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships ("AcG 13") establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

Derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction are accounted for as hedges. For these instruments, it is determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the hedging relationship, as the term to maturity, the notional amount, the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The assessment of the effectiveness of the hedging relationships is performed on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair values of derivative financial instruments designated as hedges are not reflected in the financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the balance sheet with changes in the fair value recognized in earnings during the period. As at December 31, 2005, the Trust has not designated any of its financial instruments as a hedge (note 11).

Income Taxes

The Trust and its subsidiaries are taxable entities under the Income Tax Act (Canada) but are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust has distributed all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax has been made in these consolidated financial statements since the transfer of the Trust Assets to the Trust.

Unit-based Compensation

The Trust has a unit appreciation plan for certain directors, officers and employees as described in note 10. The Trust measures compensation cost under the unit appreciation plan as the amount by which the quoted market value of Trust Units covered by the grants exceeds the exercise price adjusted by unit distributions. Compensation cost under the proposed unit appreciation plan is accrued over the appreciation units' vesting period. The recorded liability is revalued at the end of each reporting period to reflect changes in the market price of the Trust Unit with the net change recognized in earnings. When appreciation rights are exercised, the accrued liability is reduced. The accrued compensation for a right that is forfeited or cancelled is adjusted by decreasing compensation cost in the period of forfeiture or cancellation.

(tabular amounts expressed in thousand dollars except per unit information)

Non-reciprocal awards of stock options to Trust employees made by a significant unitholder are fair valued using the Black Scholes model and are amortized to compensation expense over their contractual life of two to four years, with a credit to contributed surplus.

Per Trust Unit Information

Per Trust Unit amounts for all periods prior to April 1, 2005 have been presented on a pro-forma basis as if the Trust Units outstanding at April 1, 2005 were all outstanding for each period shown. Basic earnings per Unit were calculated using the weighted average number of Trust Units (79,177,031 Trust Units) outstanding for the nine months ended December 31, 2005. The Trust uses the treasury stock method whereby only "in the money" dilutive instruments impact the diluted calculations. There were no dilutive instruments outstanding for the nine months ended December 31, 2005.

Measurement Uncertainty

The timely preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statement. Actual results could materially differ from these estimates.

The amounts recorded for depletion and depreciation and impairment of petroleum and natural gas properties and equipment, and for asset retirement obligations and related accretion are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the discounted cash flow used to assess impairment are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

4. PARAMOUNT ACQUISITIONS RELATED TO THE TRUST ASSETS

$185 Million Asset Acquisition

On June 30, 2004, Paramount completed an agreement to acquire oil and natural gas assets for cash consideration of $185.1 million, after adjustments. The assets acquired by Paramount are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. From the properties acquired, only certain Kaybob area assets are included as part of the Trust Assets. The financial statements reflect the income for only the properties that were transferred to the Trust for the period after the closing date of the acquisition.

The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant and equipment	211,947
Asset retirement obligations	(26,847)
	185,100

The Trust Assets' portion of the above properties acquired is $91.7 million ($90.2 million before adjustments) of the $185.1 million. Asset retirement obligation for these properties is $22.1 million.

(tabular amounts expressed in thousand dollars except per unit information)

$87 Million Asset Acquisition

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for cash consideration of $86.9 million, after adjustments. The following table summarizes the estimated fair value of the net assets acquired:

Property, plant and equipment	89,015
Asset retirement obligations	(2,115)
	86,900

All of these properties were transferred as part of the Trust Assets and the income for the period after the closing date of this acquisition is included in these financial statements.

5. PROPERTY, PLANT AND EQUIPMENT

	2005			2004		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	**1,125,973**	**(454,964)**	**671,009**	1,011,217	(332,997)	678,220
Other	**1,423**	**(208)**	**1,215**	6,428	(4,003)	2,425
	1,127,396	**(455,172)**	**672,224**	1,017,645	(337,000)	680,645

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $72.1 million as at December 31, 2005 ($55.2 million as at December 31, 2004) are not subject to depletion.

6. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of the Trust's oil and gas properties.

	2005	2004
Asset retirement obligations, beginning of year	**63,674**	28,993
Liabilities incurred	**2,085**	30,260
Revisions in estimate	**(26,648)**	—
Liabilities settled	**(1,367)**	—
Accretion expense	**4,962**	4,421
Asset retirement obligations, end of year	**42,706**	63,674

The undiscounted asset retirement obligations at December 31, 2005 is estimated to be $189.1 million (2004 - $82.2 million). The Trust's credit-adjusted risk-free rate is 7.875% (2004 - 7.875%). These obligations will be settled based on the expected life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from the general resources of the Trust at the time of removal.

The Trust updated the estimate of its asset retirement obligation on October 1, 2005 and made a downward revision of the asset retirement obligation by $26.6 million due mainly to the changes in the timing of the expected abandonment

(tabular amounts expressed in thousand dollars except per unit information)

partially offset by upward changes in estimated cost of abandonment. This amount reduced the related cost of the underlying assets.

7. LONG-TERM DEBT

On April 1, 2005, the Trust entered into a credit agreement with a syndicate of Canadian chartered banks. Under this credit facility, as amended, the Trust has a $265 million committed revolving and term facility and a $35 million working capital facility at year end. Borrowing under the facility bears interest at the lenders' prime rate, Bankers' Acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The revolving feature of the Trust's credit facility expires on March 31, 2006, if not extended. Pursuant to the terms of the credit agreement, the Trust has requested an extension of one year. The Trust anticipates the request will be approved and the revolving phase of the credit facility will be extended to March 30, 2007. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

Advances drawn on the Trust's facility are secured by a fixed and floating charge over the assets of the Trust. The amount drawn down from the credit facilities totaled $108.4 million as at December 31, 2005, net of a $50 million deposit-in-trust account used to repay maturing draw downs on January 9, 2006. The weighted average interest rate under this facility for the nine months ended December 31, 2005 was 3.72%.

The Trust has undrawn letters of credit totaling $9.6 million as at December 31, 2005 outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Trust's working capital facility.

8. UNITHOLDERS' CAPITAL

Authorized

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

Issued and Outstanding

No Special Voting Rights have been issued to date. The following is a summary of the changes in the Trust's unitholders' capital for the year ended December 31, 2005:

Trust Units	Number of Units	Amount
Balance at December 31, 2004	—	—
Initial Trust Unit issued upon settlement on February 25, 2005	1	1
Repurchase of initial Trust Unit	(1)	(1)
Trust Units issued to Paramount shareholders in exchange of the Trust Assets on April 1, 2005 (note 1)	79,133,395	618,779
Cash paid for the transfer of the Trust Assets (note 1)	—	(190,000)
Purchase price of the general partnership (1%) interest in Trilogy Energy LP (note 1)	—	(15,211)
Trust Units issuance costs	—	(4,000)
Balance after the transfer of Trust Assets to the Trust	79,133,395	409,568
Trust Units issued, net of issuance costs, on December 30, 2005	6,000,000	140,576
Balance at December 31, 2005	85,133,395	550,144

(tabular amounts expressed in thousand dollars except per unit information)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Units Certificates to the Transfer Agent together with a duly completed and properly executed notice. The redemption price per Trust Unit is equal to the lesser of 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered for redemption, and the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units were tendered for redemption. Cash payments for Units tendered for redemption are limited to $50,000 per month with redemption requests in excess of this amount eligible to receive notes from the holding trust or other assets held by the Trust. In addition, cash redemption may not apply if the outstanding Trust Units tendered for redemption are not listed for trading, the normal trading of the Trust Units is suspended or halted on any stock exchange or the redemption of Trust Units will result in the delisting of the Trust Units. In such cases, the fair market value of the Trust Units shall be determined by the Administrator and be paid and satisfied by way of asset distribution.

9. DISTRIBUTIONS

The Trust recorded the following cash distributions to unitholders from April to December 31, 2005:

Nature of Distribution	Record Date	Distribution Date	Distribution per Trust Unit	Amount
Monthly distributions:				
April 2005	May 2, 2005	May 16, 2005	$0.16	$ 12,661
May 2005	May 31, 2005	June 15, 2005	$0.16	12,661
June 2005	June 30, 2005	July 15, 2005	$0.16	12,661
July 2005	August 2, 2005	August 15, 2005	$0.16	12,661
August 2005	August 31, 2005	September 15, 2005	$0.16	12,662
September 2005	September 30, 2005	October 15, 2005	$0.25	19,783
October 2005	October 31, 2005	November 15, 2005	$0.25	19,783
November 2005	November 30, 2005	December 15, 2005	$0.25	19,784
December 2005	December 31, 2005	January 16, 2006	$0.25	21,283
Special distribution:				
December 2005	December 31, 2005	January 16, 2006	$0.55	46,824
Total				$ 190,763

10. UNIT BASED COMPENSATION

Unit Appreciation Plan

On April 1, 2005, the Trust offered certain employees, officers and directors a unit appreciation arrangement whereby certain employees, officers and directors are granted appreciation units entitling the appreciation unitholders to receive cash payments calculated as the excess of the market price over the exercise price per appreciation unit on the exercise date. The exercise price per appreciation unit shall be reduced by the aggregate unit distributions paid or payable on the Trust Units to unitholders of record from the grant date to the exercise date.

(tabular amounts expressed in thousand dollars except per unit information)

For the period from April 1, 2005 to December 31, 2005, a total of 1,319,000 appreciation units have been granted to certain employees, officers and directors with an exercise price of $10.11 per appreciation unit (before unit distributions adjustment). The appreciation units vest at subsequent anniversary dates with a termination date of December 15, 2008. A continuity of the unit appreciation rights for the nine months ended December 31, 2005 is as follows:

	Exercise Price	No. of Unit Rights
Balance at April 1, 2005	—	—
Granted	$ 10.11	1,319,000
Exercised	$ 8.81	(13,000)
Balance at December 31, 2005	$ 7.76	1,306,000
Unit rights exercisable at December 31, 2005	$ 7.76	230,000

A compensation expense of $8.9 million relating to the unit appreciation plan has been recognized in earnings for the nine months ended December 31, 2005, consisting of cash paid on exercised unit appreciation rights for $0.2 million and accrued compensation cost for the elapsed vesting period of outstanding unit appreciation rights for $8.7 million.

Proposed Unit Option and Bonus Plan

Subject to approval by the unitholders and appropriate regulatory authorities, the Trust is contemplating implementing a long-term incentive plan that will award unit options to, and set-up a market-based bonus plan for, eligible directors, officers, employees and consultants. No compensation expense or liabilities have been recognized by the Trust under this proposed unit option and bonus plan.

11. FINANCIAL INSTRUMENTS

Financial Sales Contracts

The Trust utilizes, from time to time, forward commodity price contracts that require financial settlements between counterparties. At December 31, 2005, the Trust has entered into financial forward arrangements as follows:

	Quantity	Price	Term
Sales Contracts			
AECO Fixed Price	10,000 GJ/d	$ 8.73	November 2005 – March 2006
AECO Fixed Price	10,000 GJ/d	$ 8.71	November 2005 – March 2006
AECO Fixed Price	20,000 GJ/d	$ 8.09	November 2005 – March 2006
AECO Costless Collar	10,000 GJ/d	$ 12.00 Floor $ 17.65 Ceiling	January 2006 – March 2006
AECO Costless Collar	20,000 GJ/d	$ 9.00 Floor $ 12.50 Ceiling	April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$ 10.65	April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$ 10.75	April 2006 – October 2006
NYMEX-WTI Fixed Price	1,000 Bbl/d	$ 53.43 US	October 2005 – March 2006
Purchase Contract			
AECO Fixed Price	10,000 GJ/d	$ 11.22	February 2006 – March 2006

(tabular amounts expressed in thousand dollars except per unit information)

The Trust elected not to designate the above financial instruments as hedges and therefore has recognized the fair value of these financial instruments on the balance sheet. The estimated fair values of these financial instruments are based on quoted prices or, in their absence, third-party market indications and forecasts. The fair values of forward financial contracts recognized as at the balance sheet dates are as follows:

	2005	2004
Financial instrument asset	**5,830**	12,413
Financial instrument liability	**(9,220)**	(1,260)
Net financial instrument asset (liability)	**(3,390)**	11,153

The changes in the fair value associated with the above financial instruments are recorded as unrealized gain or loss on financial instruments in the statement of earnings. Gains or losses arising from monthly settlement with counterparties are recognized as realized gain or loss in the statement of earnings.

Credit and Interest Rate Risks

Under a service agreement described in note 12, Paramount carries out marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its credit facilities as disclosed in note 7.

12. RELATED PARTY TRANSACTIONS

Paramount is a unitholder of the Trust. On April 1, 2005, Paramount Resources, a wholly-owned subsidiary of Paramount, entered into a service agreement with the Trust's subsidiary and administrator (Trilogy Energy Ltd.) whereby Paramount Resources will provide administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. Under this agreement, Paramount Resources shall be reimbursed at cost for all expenses it incurs in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2006 but may be terminated by either party with at least six months written notice. The parties are now in the process of extending the term of this agreement until March 31, 2007. The amount of expenses billed by Paramount Resources as management fees under this agreement was $4.2 million for the nine months ended December 31, 2005. This amount is included as part of the general and administrative expenses in the Trust's consolidated statement of earnings. The Trust had $0.6 million outstanding payable to Paramount at December 31, 2005 arising from this transaction.

Trilogy Energy LP and Paramount entered into a Call on Production Agreement on March 29, 2005 whereby Paramount has the right to purchase all or any portion of Trilogy Energy LP's available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to a gas marketing limited partnership. The Call on Production Agreement was terminated by both parties on November 30, 2005. Trilogy Energy LP sold 8,490,542 GJs of natural gas to Paramount for approximately $70.3 million for the period ended December 31, 2005 under this agreement. The Trust had $1.5 million outstanding receivable from Paramount at December 31, 2005 arising from this transaction.

(tabular amounts expressed in thousand dollars except per unit information)

In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due from Paramount arising from the above related party transactions as at December 31, 2005 was $6.4 million, including a Crown royalty deposit claim of $5.5 million which when refunded to Paramount will be collected by the Trust.

13. COMMITMENTS

The Trust has the following future commitments as at December 31, 2005:

	2006	2007	2008	2009	2010 and after	Total
Pipeline transportation commitments	12,299	9,846	9,846	9,846	50,279	92,116
Office premises operating lease	644	1,374	2,086	1,786	12,205	18,095
Total	12,943	11,220	11,932	11,632	62,484	110,211

Some of the above commitments on pipeline transportation are covered by the letters of credit issued by the Trust as disclosed in Note 7.

The Trust also has an outstanding physical contract to sell 10,000 GJ/d of natural gas at an AECO fixed price of $14.04 from January 2006 to March 2006.

14. INCOME TAXES

As disclosed in note 3, no provision for income taxes has been made by the Trust since the transfer of the Trust Assets to the Trust on April 1, 2005. The income taxes prior to April 1, 2005 were calculated on a carve-out basis from Paramount.

15. SUBSEQUENT EVENTS

Acquisition

On February 28, 2006, Trilogy entered into an agreement with Redsky Energy Ltd. (Redsky) providing for the acquisition of all of the shares of Redsky for consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. Trilogy is expected to assume negligible net debt as a result of this transaction.

The completion of the plan of arrangement is subject to various conditions, including receipt of all required regulatory, shareholder and court approvals. A special meeting of shareholders of Redsky is expected to be called in March 2006.

Distributions

On February 15, 2006, the Trust paid a cash distribution for January 2006 at $0.25 per Trust Unit. The distribution was paid to unitholders of record on January 31, 2006. Also on February 17, 2006, the Trust announced that its cash distribution for February 2006 will be $0.25 per Trust Unit. The distribution is payable on March 15, 2006 to unitholders of record on February 28, 2006.

(tabular amounts expressed in thousand dollars except per unit information)

Financial Instruments

The Trust entered into the following financial contracts subsequent to December 31, 2005:

	Quantity	Price	Term
Sales Contracts			
WTI Fixed Price	1,000 Bbl/d	$ 66.04 US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$ 65.64 US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$ 68.02 US	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	$ 68.05 US	February 2006 – December 2006
AECO Fixed Price	10,000 GJ/d	$ 7.80	March 2006
AECO Fixed Price	10,000 GJ/d	$ 7.96	April 2006 – October 2006
Purchase Contract			
AECO Fixed Price	10,000 GJ/d	$ 7.27	March 2006

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the year ended December 31, 2005, and should be read in conjunction with the Trust's consolidated financial statements and related notes for the year then ended. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, Trilogy holds the Trust Assets, with the earnings from April 1, 2005 being retained until distributed by the Trust. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Readers are also cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated, and was prepared using currently available information as of, March 3, 2006.

CONTENTS OF THIS MD&A

FORMATION AND STRUCTURE OF TRILOGY

Pursuant to the plan of arrangement involving Paramount and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005 (the "Plan of Arrangement"), the Trust acquired certain properties from Paramount effective April 1, 2005. These assets (the "Trust Assets") are located in the Kaybob and Marten Creek areas of Alberta. Through the Plan of Arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the issued and outstanding Trust Units with the remaining 19 percent (17.7 percent at December 31, 2005) of the issued and outstanding Trust Units being held by Paramount. Trilogy, through a wholly-owned holding trust (Trilogy Holding Trust or the "Holding Trust"), indirectly owns the Trust Assets through an operating limited partnership (Trilogy Energy LP or the "Limited Partnership"). Another wholly-owned subsidiary of the Trust, Trilogy Energy Ltd., acts as the general partner (the "General Partner") of the Limited Partnership and as administrator to Trilogy and the Holding Trust.

BUSINESS OVERVIEW, STRATEGY AND KEY PERFORMANCE DRIVERS

Business Overview

The Trust's oil and gas properties are primarily high working interest, lower decline properties that are geographically concentrated in areas that have multizone potential. These properties have numerous low-risk, down-spacing drilling opportunities with good access to infrastructure and processing facilities. The majority of the wells and producing infrastructure are operated by Trilogy Energy LP.

The Trust makes monthly distributions to its unitholders ("Unitholders") from the funds flow generated by the assets held by the Limited Partnership. Funds available for distribution to Unitholders flow from the Limited Partnership to the Holding Trust through a net profit interest ("NPI") granted to the Holding Trust by the Limited Partnership pursuant to an NPI agreement ("NPI Agreement"). Pursuant to the NPI Agreement, the Limited Partnership makes payments to the Holding Trust from time to time as agreed to by the Holding Trust and the Limited Partnership of 99% of all revenues from the Limited Partnership's oil and gas properties and assets less permitted deductions. Funds flow available for distribution may also be distributed to the Holding Trust and the General Partner as distributions on units of the Limited Partnership. The payments to the Holding Trust from the Limited Partnership pursuant to the NPI Agreement and as distributions on units of the Limited Partnership, flow from the Holding Trust to the Trust primarily through cash distributions on the Holding Trust units held by the Trust. Once the funds available for distribution ("Distributable Cash") are received by the Trust these are distributed to Unitholders by way of monthly cash distributions.

Strategy

The Trust's objective is to provide a stable monthly cash distribution to unitholders and ensure that the Trust assets are maintained at a level that ensures ongoing cash flow is sustainable. Trilogy's strategy to achieve this objective is to grow through the exploitation of tight gas resources in the Kaybob area as well as pursue acquisition opportunities where we can employ a similar exploitation strategy. The Kaybob and Marten Creek assets will provide long-term stable cash flows that can be grown through the successful acquisition of strategic assets that would be accretive to the unitholders. Acquisitions by the Trust are expected to be financed through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

The technical expertise that has been employed at Paramount will continue to be employed to develop and exploit the reserves in Kaybob and Marten Creek. The field operation has been growing and developing the operational expertise to operate effectively and efficiently in the Kaybob area and will continue to be a part of the exploitation and production of the assets. The Trust will ensure that the field employees are trained, qualified and sufficiently experienced to perform the assigned task in a competent manner.


Key Performance Indicators
Production (Mboe/d)
Average price ($/Boe)
Funds flow (million dollars)
Distributions declared (million dollars)
120
100
80
60
40
20
0
Q1 2005
Q2 2005
Q3 2005
Q4 2005

Key Performance Drivers

The Trust's ability to generate Distributable Cash is dependent upon several factors, including but not limited to, the market price of energy commodity products, the

effectiveness of the Trust's approach to manage price volatility, its capability to sustain desired levels of production, and its efficiency in developing and operating properties at minimum costs. The Trust's key measures of performance with respect to these drivers include average production per day, average realized prices, average operating costs per unit of production and average finding and development cost per unit of reserve additions.
Since the transfer of the Trust Assets to Trilogy on April 1, 2005, Trilogy has generated funds flow from operations totaling $210.8 million up to December 31, 2005, of which $190.8 million (or approximately 91%) was declared for distribution to Unitholders. Funds flow from operations has consistently increased from quarter to quarter during 2005 as a result mainly of high energy commodity prices. The increase in funds flow triggered the increase in the amount declared for monthly distribution from the initial $0.16 per Trust Unit to $0.25 per Trust Unit effective September 2005. In addition, the Trust also declared a special distribution of $0.55 per Trust Unit in December 2005.

For the year ended December 31, 2005, the Trust reported total exploration and development expenditures of $140.2 million including the amount spent during the first quarter of 2005 of $54.1 million reported by Paramount, and the amount spent on land by the Trust from April 1, 2005 for $7.9 million. Capital expenditures (excluding acquisitions) during 2005 added proved and probable reserves of 9.9 MMBoe, which is equal to 111 percent of production for the year ended December 31, 2005.

Capital spending in 2005 was higher than previously expected due to higher costs experienced by the industry in a very competitive environment. Capital costs escalated 20-30 percent throughout the year as a result of this competition for labour and materials. These costs are expected to remain high through 2006. Additional capital was reported in 2005 on projects that were initiated in 2004 and completed in 2005.

SUBSEQUENT EVENT

On February 28, 2006, Trilogy entered into an agreement with Redsky Energy Ltd. (Redsky) providing for the acquisition of all of the shares of Redsky for consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. Trilogy is expected to assume negligible net debt as a result of this transaction.

The completion of the plan of arrangement is subject to various conditions, including receipt of all required regulatory, shareholder and court approvals. A special meeting of shareholders of Redsky is expected to be called in March 2006.

FOURTH QUARTER VS. THIRD QUARTER 2005 PERFORMANCE

(thousand dollars)	Fund Flow from Operations	Net Earnings (Loss)
Third quarter 2005	68,170	(2,529)
Increase in petroleum and natural gas sales due to increase in prices	30,819	30,819
Decrease in petroleum and natural gas sales due to decrease in production	(1,939)	(1,939)
Increase in realized loss on financial instruments	(7,486)	(7,486)
Increase in royalties due to the increase in petroleum and natural gas sales	(9,802)	(9,802)
Decrease in operating expenses	2,278	2,278
Decrease (increase) in general and administrative expenses	(156)	3,198
Decrease in depletion and depreciation	—	5,912
Decrease in unrealized loss on financial instruments	—	65,279
Change in other items	214	1,945
Fourth quarter 2005	82,098	87,675

- Natural gas prices averaged $12.05/Mcf during the fourth quarter 2005 compared to $9.31/Mcf during the third quarter 2005. Oil and natural gas liquids prices averaged $71.38/Bbl during the fourth quarter 2005 compared to $67.72/Bbl during the third quarter 2005.

- The average natural gas sales volume of 115.7 MMcf/d for the fourth quarter 2005 was slightly higher than the average natural gas volume of 115.5 MMcf/d for the third quarter 2005 while average oil and natural gas liquids production decreased to 4,826 Bbl/d during the fourth quarter 2005 from 5,154 Bbl/d during the third quarter 2005. The slight decline in total production is due mainly to the delayed completion of tie-in activities as a result of unfavourable weather conditions.

- The increase in average energy commodity prices has resulted in an increase in the realized loss on financial instruments during the fourth quarter compared to the previous quarter. However, Trilogy has entered into new financial sales contracts during the fourth quarter 2005 resulting in an unrealized gain on financial instruments of \$36.3 million during the fourth quarter compared to an unrealized loss on financial instruments of \$29.0 million during the third quarter 2005.

- Royalties as a percentage of petroleum and natural gas sales were at 22 percent for the third quarter 2005 and 24 percent for the fourth quarter 2005. The increase in royalties as a percentage of petroleum and natural gas sales was due partly to the price received by the Trust changing in relation to the reference price on which royalties are calculated.

- Operating expenses per unit of production decreased to \$7.55/Boe during the fourth quarter 2005 compared to \$8.48/Boe during the previous quarter. This is due mainly to non-recurring work-over expenditures incurred during the third quarter 2005.

- General and administrative expenditures excluding non-cash unit-based compensation expenditures were relatively consistent during the third and fourth quarters of 2005. Total general and administrative expenses (including non-cash unit-based compensation) decreased during the fourth quarter due mainly to the decline in accrued compensation expense associated with the Trust's unit appreciation plan. The reduction in market value of Trilogy Trust Units from \$27.90 per Trust unit as at September 30, 2005 to \$23.80 per Trust unit as at December 31, 2005 has caused such accrued compensation expense to decrease to \$1.6 million for the fourth quarter 2005 from \$5.5 million for the third quarter 2005.

- The decrease in depletion and depreciation expense is due mainly to the increase in reserves at year end and the impact of the downward revision on October 1, 2005 of asset retirement obligation as disclosed in note 6 to the consolidated financial statements.

- The change in other expenditures impacting net earnings is mainly the result of lower geological and geophysical expenditures incurred in the fourth quarter 2005 compared to the previous quarter.

LIQUIDITY AND CAPITAL RESOURCES

Contractual Obligations

The Trust has the following contractual obligations as at December 31, 2005:

	2006	2007-2009			
(thousand dollars)	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years	Total
Long-term debt[(1)]	—	108,375	—	—	108,375
Unit-based compensation liability	5,810	2,876	—	—	8,686
Asset retirement obligations	—	—	—	42,706	42,706
Pipeline transportation commitments[(2)]	12,299	19,692	19,259	40,866	92,116
Office premises operating leases	644	3,460	3,325	10,666	18,095
Total	18,753	134,403	22,584	94,238	269,978

[(1)] Net of deposit-in-trust for repayment of \$50 million.

[(2)] Some of the pipeline transportation commitments are covered by letters of credit issued by the Trust totaling \$9.6 million as at December 31, 2005.

Long-term Debt

Long-term debt represents the outstanding draw downs out of the Trust's revolving credit facility with a syndicate of Canadian chartered banks. The revolving feature of the Trust's credit facility expires on March 31, 2006, if not extended. Pursuant to the terms of the credit agreement, the Trust has requested an extension of one year on the revolving feature. The Trust anticipates the request will be approved and the revolving phase of the credit facility will be extended to March 30, 2007. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

The earliest possible due date has been used in classifying the estimated payment date of the long-term debt only for purposes of the contractual obligations table above.

The letters of credit mentioned above reduce the amount available under the Trust's working capital facility.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan discussed in note 10 to the consolidated financial statements. This liability is the estimated appreciation value of outstanding unit appreciation rights as at December 31, 2005 which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights due to the fluctuation in the market price of Trust Units and the increased elapsed period of unvested unit rights.

Asset Retirement Obligations

The Trust recognizes the fair value of asset retirement costs relating to its petroleum and natural gas properties when a reasonable estimate of the fair value can be made (note 6 to the consolidated financial statements). These liabilities will be settled based on the expected life of the underlying assets, the majority of which are not expected to be paid for several years or decades in the future and will be funded from the general resources of the Trust at that time. These liabilities are subsequently adjusted for the passage of time (accretion) and for revisions in either the timing or the amount of the original estimated cash flows associated with each liability.

Other Firm Commitments

The Trust has minimum volume commitments to gas transportation service providers under agreements expiring in 2011 and 2015. In addition, the Trust has entered into operating lease agreements with office space lessors the latest of which expires in 2017. No liabilities relating to future years have been recorded in the Trust's financial statements as at December 31, 2005 arising from these commitments.

The Trust also has an outstanding physical contract to sell 10,000 GJ/d of natural gas at an AECO fixed price of $14.04 from January 2006 to March 2006.

Equity Offering

On December 30, 2005, the Trust completed the offering of 6,000,000 Trust Units for net proceeds of $140.6 million, after commissions and estimated expenses. The net proceeds from this offering were used to repay credit facilities and augment operating fund requirements.

As at December 31, 2005 and March 3, 2006, the Trust had 85,133,395 Trust Units outstanding.

Funds Flow from Operations and Cash Distributions

(thousand dollars except where stated otherwise)	Nine Months Ended Dec. 31 2005	Years Ended December 31 2005	2004	2003
Cash flows from operating activities	**196,742**	192,501	154,505	67,640
Net changes in operating working capital	**14,014**	62,263	11,997	4,835
Funds flow from operations	**210,756**	**254,764**	**166,502**	**72,475**
Distributions declared[(1)]	**190,763**	—	—	—
Distribution payout percentage	**90%**	—	—	—

[(1)]Distributions to unitholders commenced only after the transfer of the Trust Assets to the Trust on April 1, 2005.

Funds flow from operations increased from year-to-year due mainly to the increases in net earnings as discussed in the Results of Operations section. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors as described in the Outlook and Sensitivity Analysis section of this MD&A.

Trilogy's approach is to maximize the distribution of distributable earnings to Unitholders. The amount of distributions in the future is highly dependent upon the amount of funds flow to be generated from operations and cannot be assured. Please refer to the Income Taxes section of this MD&A for the taxability of the Trust and its Unitholders.

Working Capital

(thousand dollars)	2005	2004
Current assets	**86,169**	78,102
Current liabilities	**161,471**	88,351
Net working capital deficiency	**(75,302)**	**(10,249)**

The increase in the working capital deficiency from $10.2 million as at December 31, 2004 to $75.3 million as at December 31, 2005 is due mainly to the accrued December 2005 monthly and special distributions payable of $68.1 million and the current portion of accrued unit-based compensation of $5.8 million as at December 31, 2005 which did not exist as at December 31, 2004. In addition, the net financial instruments asset of $11.2 million as at December 31, 2004 became a $3.4 million financial instruments liability as at December 31, 2005. Financial instruments assets and liabilities are recognized on the fair value of forward financial sales contracts as discussed below.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facility.

RISK MANAGEMENT

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's current production volumes.

The Trust had forward financial commodity sales contracts outstanding as at December 31, 2005 as disclosed in note 11 to the consolidated financial statements. The Trust also entered into forward financial commodity sales and purchase contracts subsequent to December 31, 2005 as disclosed in note 15 to the consolidated financial statements.

The Trust follows the requirements set out in Accounting Guideline ("AcG") 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments issued by the Canadian Institute of Chartered Accountants. According to these requirements, financial instruments that do not qualify as hedges under AcG 13 or are not designated as hedges are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Trust has elected not to designate any of its financial instruments as a hedge and accordingly, has used mark-to-market accounting for these instruments.

The change in the fair value of outstanding financial instruments is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

(thousand dollars)	**Nine Months Ended Dec. 31, 2005**	**Year Ended December 31**		
		2005	**2004**	**2003**
Realized loss on financial instruments	**(16,341)**	(18,627)	(869)	(27,621)
Unrealized gain (loss) on financial instruments	**393**	(14,542)	11,154	—
Total gain (loss) on financial instruments	**(15,948)**	(33,169)	10,285	(27,621)

The mark-to-market accounting of financial instruments causes significant fluctuations in gain (loss) on financial instruments due to the volatility of energy commodity prices.

Under a services agreement described under the Related Party Transactions section, Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above.

INCOME TAXES

Each year the Trust is required to file an income tax return and any otherwise taxable income of the Trust is allocated to Unitholders. Income of the Trust that has been paid or is payable to Unitholders, whether in cash, additional Trust Units or otherwise, will be deductible by the Trust in computing its income for tax purposes.

Future income taxes arise from differences between the accounting and tax basis of the operating entities' assets and liabilities. In our current structure, payments are made between the operating entities and the Trust, ultimately transferring any current income tax liabilities to the Unitholders. The tax-efficient structure of the Trust should minimize any income taxes being payable in the Trust or other direct/indirect subsidiaries of the Trust, and as such, no current or future income tax liabilities have been recognized in the financial statements. However, the determination of the Trust and its direct/indirect subsidiaries income and other tax liabilities require interpretation of complex laws and regulations over multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time.

As at December 31, 2005, tax pools were estimated to be $131 million for tangibles and $51 million for intangibles.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and accordingly, Trust Units are qualified investments for Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and Deferred Profit Sharing Plans (subject to the specific provisions of any of these particular plans). To the best of our knowledge, Trilogy's foreign ownership level currently is approximated to be 15 percent. The Trust will continue to monitor the progress of any legislative changes to maintain its mutual fund trust status.

A Unitholder generally will be required to include in computing income for their particular taxation year, such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains paid or payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. An investor's adjusted cost basis ("ACB") in a Trust Unit generally equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent a Unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the Unitholder and the Unitholder's ACB will be nil.

U.S. Taxpayers

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States holder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation (such as Trilogy) are subject to a maximum U.S. federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain requirements with respect to their Trust Units.

United States holders are advised to seek legal advice from their professional advisors.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's consolidated financial statements for the year ended December 31, 2005, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 17.7 percent of the outstanding Trust Units at December 31, 2005), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses billed by Paramount Resources for such services was $4.2 million for the nine months ended December 31, 2005. The parties are now in the process of extending the terms of this agreement until March 31, 2007.

- Under a Call on Production Agreement between Trilogy Energy LP and Paramount dated March 29, 2005, Trilogy Energy LP sold 8,490,542 GJs of natural gas to Paramount for approximately $70.3 million for the period ended December 31, 2005. Such agreement was terminated by both parties on November 30, 2005.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due from Paramount arising from the above related party transactions as at December 31, 2005 was $6.4 million, including a Crown royalty deposit claim of $5.5 million which when refunded to Paramount will be collected by the Trust.

ANNUAL RESULTS OF OPERATIONS

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Important Events

The following events which took place while the Trust Assets were still under Paramount's control impact the following discussions on the Trust's results of operations:

1. **Kaybob Acquisition.** On June 30, 2004, Paramount completed an agreement to acquire oil and natural gas assets for cash consideration of $185.1 million, after adjustments. The assets acquired by Paramount are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. From the properties acquired, only certain Kaybob area assets valued at $91.7 million were considered part of the Trust Assets. The consolidated financial statements of the Trust reflect the income of the properties that became part of the Trust Assets for the periods after the closing of the acquisition.

2. **Marten Creek Acquisition.** On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for a cash consideration of $86.9 million. All these properties were transferred as part of the Trust Assets and the income for the periods after the closing date of this acquisition is included in the Trust's consolidated financial statements.

Overall Financial Results

(thousand dollars except as otherwise indicated)	2005	Change from 2004	2004	Change from 2003	2003
Petroleum and natural gas sales:					
Natural gas	395,522	138,749	256,773	70,220	186,553
Oil and natural gas liquids	113,359	42,521	70,838	39,293	31,545
	508,881	181,270	327,611	109,513	218,098
Average sales volumes:					
Natural gas (Mcf/d)	117,402	18,953	98,449	20,880	77,569
Oil and natural gas liquids (Bbl/d)	4,928	1,048	3,880	1,696	2,184
Total (Boe/d)	24,495	4,207	20,288	5,176	15,112
Average prices before realized financial instruments and transportation (in full amounts)					
Natural gas ($/Mcf)	9.23	2.10	7.13	0.54	6.59
Oil and natural gas liquids ($/Bbl)	63.03	13.14	49.89	10.31	39.58
Average prices after realized financial instruments and before transportation (in full amounts):					
Natural gas ($/Mcf)	8.86	1.64	7.22	1.54	5.68
Oil and natural gas liquids ($/Bbl)	61.57	14.80	46.77	9.01	37.76
Loss (gain) on financial instruments[1]	33,169	43,454	(10,285)	(37,906)	27,621
Royalties	118,251	50,680	67,571	22,812	44,759
Operating costs	68,145	17,370	50,775	17,909	32,866
Transportation costs	19,828	1,938	17,890	2,055	15,835
Depletion and depreciation	128,021	26,801	101,220	26,816	74,404
General and administrative expenses	22,670	(15,577)	38,247	27,702	10,545
Interest	9,608	(1,350)	10,958	1,353	9,605
Other expenditures	30,391	29,757	634	(12,094)	12,728
Taxes	(7,649)	(32,707)	25,058	41,440	(16,382)
Net earnings	86,447	60,904	25,543	19,426	6,117

[1]See Risk Management section.

2005 vs. 2004

- Natural gas sales increased by $75.8 million due to higher average sales prices and $62.9 million due to higher sales volumes. Oil and natural gas liquids sales increased by $18.7 million due to higher average sales prices and $23.9 million due to higher sales volumes. Product sales volumes were higher in 2005 compared to 2004 as the acquisitions in 2004 mentioned above had a full year impact in 2005.

- The increase in royalties in 2005 was due mainly to the increase in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 23 percent in 2005 compared to 21 percent in 2004, as the properties acquired in part of 2004 have higher royalty rates than those owned prior to such property acquisitions.

- The increase in operating costs in 2005 is attributable mainly to the higher number of producing properties and increased production arising from the property acquisitions described above. On a per unit basis, operating costs increased to $7.62/Boe in 2005 from $6.84/Boe in 2004 reflecting increases in the cost of goods and services in the energy sector, higher operating costs related to the acquired properties, and increased workovers.

- Depletion and depreciation expense increased by 26 percent in 2005 due mainly to higher product sales volumes. On a per unit of product sales volume basis, depletion and depreciation is up to $14.32/Boe in 2005 from $13.63/Boe in 2004 as the depletion and depreciation rates are higher for the properties acquired part way through 2004.

- General and administrative expenses decreased in 2005 compared to 2004 due mainly to the recording (on a carve-out basis from Paramount) of stock-based compensation expense of $23.7 million in 2004 compared to a unit-based compensation expense of $8.9 million in 2005.

- Interest also decreased in 2005 compared to 2004 due mainly to the lower interest rates on Trilogy's Canadian dollar denominated borrowing effective April 1, 2005. Prior to April 1, 2005, interest expense was recognized in the consolidated statements of earnings based on a deemed debt balance attributable to the Trust Assets using Paramount's borrowing rates, which were higher due to its U.S. dollar denominated debt.

- Other items consist mainly of geological and geophysical costs, dry hole costs, accretion on asset retirement obligations, and non-recurring allocated expenditures such as premium on debt exchange, foreign exchange gain (loss) and bad debt recovery, recorded on a carve-out basis from Paramount for periods prior to April 1, 2005. The increase in other expenditures is due mainly to the increases in geological and geophysical costs of $1.3 million, dry hole costs of $2.6 million, non-recurring allocated expenditures of $23.8 million and a decline in bad debt recovery of $3.2 million, partially offset by a decline in loss on sale of property plant and equipment of $1.5 million.

- No amounts in respect of tax have been recorded since the Trust owned the assets. Prior to April 1, 2005, the liability method was used to calculate future taxes.

2004 vs. 2003

- Natural gas sales increased by $15.3 million due to higher average sales prices and $54.9 million due to higher sales volumes. Oil and natural gas liquids sales increased by $8.2 million due to higher average sales prices and $31.1 million due to higher sales volumes. Product sales volumes were higher in 2004 compared to 2003 mainly as result of the acquisitions in 2004 as mentioned above.

- The increase in royalties in 2004 was due mainly to the increase in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged about 21 percent for both 2004 and 2003.

- The increase in operating costs in 2004 is attributable mainly to the higher number of producing properties and increased production arising from the property acquisitions described above. On a per unit of product sales volume basis, operating costs increased to $6.84/Boe in 2004 from $5.96/Boe in 2003 due mainly to higher operating costs related to the acquired properties, and increased workovers.

- Depletion and depreciation expense increased by 36 percent in 2004 due mainly to higher product sales volumes. On a per unit of product sales volume basis, depletion and depreciation is up slightly to $13.63/Boe in 2004 from $13.49/Boe in 2003 as the depletion and depreciation rates are higher for the properties acquired part way through 2004.

- General and administrative expenses increased in 2004 compared to 2003 due mainly to the recording (on a carve-out basis from Paramount) of stock-based compensation expense of $23.7 million in 2004.

- Interest increased in 2004 compared to 2003 due mainly to the increased borrowings to fund the acquisitions in 2004.

- The decrease in other expenditures is due mainly to non-recurring allocated credits in 2004 that were $7.0 million in excess of 2003, the recovery of a bad debt for $3.1 million that had been expensed in 2003, a decline in dry hole expense of $1.1 million and a decline in write downs of $1.5 million. These amounts were offset by increases in accretion expense of $2.4 million and geological and geophysical expense of $1.6 million.

OTHER ANNUAL FINANCIAL INFORMATION

As the transfer of the Trust Assets from Paramount to Trilogy did not occur until April 1, 2005, financial information prior to April 1, 2005 was prepared on a carve-out basis from Paramount's consolidated financial statements.

(thousand dollars)	2005	2004	2003
Capital expenditures (excluding acquisitions and dispositions)	141,701	101,628	70,318
Total assets	777,793	778,147	543,304
Equity	462,365	532,430	384,140

The increase in total assets in 2005 compared to 2004 due to capital spending and favourable results of operations was offset by distributions paid by the Trust to unitholders from April 1, 2005 to December 31, 2005. The capital spending in 2004 and acquisitions described above caused the significant increases in total assets and equity from 2003 to 2004.

Wells Drilled

(no. of wells)	2005		2004		2003	
	Gross[1]	**Net[2]**	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**66.0**	**57.7**	64.0	47.8	63.0	39.9
Oil	**8.0**	**5.3**	8.0	6.2	10.0	8.0
Dry	**5.0**	**2.4**	1.0	0.3	0.0	0.0
Total	**79.0**	**65.4**	73.0	54.3	73.0	47.9

[1] "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted to a working interest.

[1] "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

Capital Expenditures

(thousand dollars)	2005	2004	2003
Land	10,564	12,052	3,366
Geological and geophysical	3,145	1,854	211
Drilling	96,718	64,102	51,054
Production equipment and facilities	29,791	23,620	15,234
Exploration and development expenditures	140,218	101,628	69,865
Proceeds received from property dispositions	(193)	(127)	(3,331)
Property acquisitions	6,544	172,541	628
Other	1,483	—	453
Net capital expenditures	148,052	274,042	67,615

Exploration and development expenditures increased continuously from 2003 to 2005 due primarily to increasing development activities on a year-to-year basis resulting from the property acquisitions described above and rising costs of services.

QUARTERLY FINANCIAL INFORMATION

	2005			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter[1]
Net revenue	145,643	67,637	80,928	63,478
Net earnings (loss)	87,675	(2,529)	17,370	(16,069)
Earnings (loss) per Trust Unit[2]				
Basic	1.11	(0.03)	0.22	(0.20)
Diluted	1.11	(0.03)	0.22	(0.20)

	2004[1]			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net revenue	94,891	76,869	52,483	46,082
Net earnings (loss)	(5,478)	17,041	6,002	7,978
Earnings (loss) per Trust Unit[2]				
Basic	(0.07)	0.22	0.08	0.10
Diluted	(0.07)	0.22	0.08	0.10

[1] The quarterly financial information prior to the 2nd quarter of 2005 was prepared on a carve-out basis from Paramount as the Trust did not own the Trust Assets prior to April 1, 2005.

[2] Earnings (loss) per unit presented for all periods prior to the fourth quarter 2005 are based on the weighted average number of outstanding Trust Units of 79,133,395 for the six months ended September 30, 2005.

Total revenue and net earnings fluctuated from quarter to quarter during the last 3 quarters of 2005 due mainly to the unrealized gains or losses on financial instruments. There was an unrealized financial instrument gain of $36.3 million for the fourth quarter 2005, unrealized financial instrument loss of $29.0 million for the third quarter 2005 and unrealized financial instrument loss of $6.8 million for the second quarter 2005.

Total revenue for the first quarter of 2005 declined from the fourth quarter of 2004 as a result mainly of the realized and unrealized loss on financial instruments of $17.2 million in the first quarter of 2005 compared to a gain of $15.8 million in the fourth quarter of 2004. This change also contributed to the increase in net loss from the fourth quarter of 2004 to the first quarter of 2005. In addition, a debt exchange premium expense of $15.8 million was recorded on a carve-out basis during the first quarter of 2005.

Total revenue increased consistently from quarter to quarter in 2004 as energy commodity prices continued to increase. In addition, the property acquisitions described above increased production volumes in the third and fourth quarters of 2004 contributing to significant increases in total revenue during those periods. There was a resulting net loss during the fourth quarter of 2004 despite a significant increase in total revenue due mainly to the recording (on a carve-out basis) of stock-based compensation expense of $23.7 million. Paramount recorded a stock option liability using the intrinsic value method to account for stock options as at December 31, 2004.

OUTLOOK AND SENSITIVITY ANALYSIS

The Trust's earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Trust. Volatility in commodity prices creates uncertainty as to the Trust's cash flow and capital expenditure budget. The Trust will assess results throughout the year and revise estimates as necessary to reflect current information. The analysis below reflects the magnitude of the sensitivities on the Trust's cash flow using the following base assumptions:

Average Production	
Natural gas	120,000 Mcf/d
Crude oil/liquids	5,000 Bbl/d
Average Prices	
Natural gas	Cdn$8.00/Mcf
Crude oil/liquids	US$65.00/Bbl
Exchange rate (US$/Cdn$)	$0.85

The estimated impact on annual cash flow of variations in production, prices, interest and exchange rates is as follows:

Sensitivity	**Estimated Effect on Annual Cash Flow** (million dollars)
Natural gas price change of $0.10/Mcf	2.3
Oil and natural gas liquids price change of US$1.00/Bbl (WTI)	0.4
US dollar to Canadian dollar exchange rate fluctuation of $0.01	3.4
Average interest rate change of 1%	2.0

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto.

Accounting for Petroleum and Natural Gas Operations

Under the successful efforts method of accounting, the Trust capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings (loss) in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management's judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management's judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

Reserve Estimates

Estimates of the Trust's reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Trilogy's reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. Trilogy intends that 100 percent of its annual reserves information will be evaluated by independent petroleum consultants.

The present value of future net revenues should not be assumed to be the current market value of the Trust's estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Trust records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Trilogy's assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

The Trust reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Trust on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management's assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Trust's petroleum and natural gas properties. This estimate is based on management's analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

RECENT ACCOUNTING PRONOUNCEMENT

Financial Instruments, Other Comprehensive Income and Equity

The Canadian Institute of Chartered Accountants (the "CICA") has issued a new standard that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has adopted a new standard on equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for Trilogy for the year ending December 31, 2007.

RISKS AND UNCERTAINTIES

Entities involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Trilogy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Trilogy utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Trust's natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Trilogy for its oil.

The Trust's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Trilogy intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Trilogy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Trilogy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Trust attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Trust recognizes that the industry is faced with an increasing awareness of the environmental impact of oil and gas operations. Trilogy has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Trust's operations; however, the cost of complying with environmental regulations is increasing. Trilogy intends to ensure continued compliance with environmental legislation.

FINANCIAL REPORTING DISCLOSURE CONTROLS

Management has assessed the effectiveness of the Trust's financial reporting disclosure controls and procedures as at December 31, 2005, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.

ADVISORIES

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- currency, exchange and interest rates; and

- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against Trilogy; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Trilogy uses the term "funds flow from operations", a non-GAAP measure, as an indicator of Trilogy's financial performance. Funds flow from operations does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore, is unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. Management of Trilogy believes that "funds flow from operations" provides useful information to investors as an indicative measure of performance. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this MD&A are to Canadian dollars unless otherwise indicated.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d", and "Bcf" All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Trilogy Energy Trust

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		85,133,395	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$21.22	
Market value of class or series	=	$1,806,530,642	
			$1,806,530,642
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$1,806,530,642
Total fee payable in accordance with Appendix A of the Rule			$50,000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, James H.T. Riddell, Chief Executive Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 3, 2006

"James H.T. Riddell"
James H.T. Riddell
Chief Executive Officer

DMSLegal\056529\00005\2278262v1

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Bernard K. Lee, Chief Financial Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 3, 2006

"Bernard K. Lee"
Bernard K. Lee
Chief Financial Officer

File No. 82-34876

TRILOGY
ENERGY TRUST

ANNUAL INFORMATION FORM
For the year ended December 31, 2005

March 3, 2006

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, distributions on Trust Units by the Trust and cash flow to be retained by the Limited Partnership.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although Trilogy believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to: volatility of oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in Trilogy's operations, risks inherent in Trilogy's current and anticipated marketing method for its production, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, Trilogy's ability to replace and expand its oil and natural gas reserves, Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations, Trilogy's ability to access external sources of debt and equity capital, general economic and business conditions, Trilogy's ability to enter into or renew leases, Trilogy's ability to make capital expenditures and the amounts of capital expenditures, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Trilogy's ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, tax pools, tax shelter and tax deductions available to Trilogy and changes to tax legislation and regulations applicable to Trilogy, changes in environmental and other regulations or the interpretation of such regulations, risks associated with existing and potential future lawsuits and regulatory actions against Trilogy, difficulty in obtaining necessary regulatory approvals, imprecision in estimating the timing of proposed acquisitions and such other risks and uncertainties described from time to time in Trilogy's reports and filings with the Canadian securities authorities. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimates, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this annual information form are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this annual information form the Trust uses the terms "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" should not be construed as alternatives to net earnings, funds flow from operating activities or other measures of financial performance calculated in accordance with GAAP. **The actual amount of cash that is distributed cannot be assured and future distributions may vary.** The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

OTHER INTRODUCTORY INFORMATION

This annual information form contains disclosure expressed as "Boe" (barrels of oil equivalent), "MBoe" (thousand of barrels of oil equivalent), "Boe/d" (barrels of oil equivalent per day), "MMcfe" (million cubic feet equivalent),

MMcfe/d" (million cubic feet equivalent per day) and "Bcfe" (billion cubic feet equivalent). All oil and natural gas equivalency volumes have been derived using the ratio of six Mcf (thousand cubic feet) of natural gas to one bbl (barrel) of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

The disclosure in this annual information form is given as of the date of this annual information form except where otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this annual information form.

"Administration Agreement" means the administration agreement dated February 25, 2005 among the General Partner, the Trustee for and on behalf of the Trust and the Holding Trust Trustee for and on behalf of Holding Trust;

"Administrator" means the General Partner in its capacity as administrator pursuant to the Administration Agreement;

"Cash Flow of Trilogy Energy Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by Trilogy Energy Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of Trilogy Energy Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption or repurchase of Trust Units and which have become payable in cash by Trilogy Energy Trust in the Distribution Period and any expenses and liabilities of Trilogy Energy Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Trust Indenture to be deducted, withheld or paid by or in respect of Trilogy Energy Trust in such Distribution Period;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution Payment Date" means on or about the day that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the Administrator, on behalf of the Trustee;

"Distribution Period" means each calendar month, or such other periods as may be determined from time to time by the Administrator, on behalf of the Trustee;

"Distribution Record Date" means the last day of each Distribution Period or such other date as may be determined from time to time by the Administrator, on behalf of the Trustee, or if that day is not a business day, the next following business day except that December 31 shall in all cases be a Distribution Record Date;

"General Partner" means Trilogy Energy Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta) which is a direct wholly-owned subsidiary of the Trust and which is the general partner of the Limited Partnership and the administrator of the Trust and Holding Trust;

"Holding Trust" means Trilogy Holding Trust, an investment trust established under the laws of Alberta, all of the units of which are owned by the Trust;

"Holding Trust Declaration of Trust" means the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Holding Trust was established, as such indenture may be amended from time to time ;

"Holding Trust Note Indenture" means the note indenture dated February 25, 2005, between Holding Trust and Computershare Trust Company of Canada, as trustee, relating to the issuance of the Holding Trust Notes;

"Holding Trust Notes" means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

"Holding Trust Trustee" means The Canada Trust Company, the trustee of Holding Trust;

"Holding Trust Unitholder" means a holder of a Holding Trust Unit from time to time;

"**Holding Trust Units**" means the units of Holding Trust, each of which represents an equal undivided beneficial interest therein;

"**Internal Reorganization**" means a reorganization of the direct or indirect assets, liabilities and/or securities of any of the Trust, Holding Trust, the General Partner or any other direct or indirect Subsidiaries of the Trust that, following the completion of such reorganization, results in the Trust holding directly or indirectly the same interest in the assets and liabilities as existed prior to the reorganization;

"**Limited Partnership**" means Trilogy Energy LP, a limited partnership established under the laws of the Province of Alberta pursuant to the Limited Partnership Agreement;

"**Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated April 1, 2005 among Paramount, 1136980 Alberta Ltd. and 1161109 Alberta Ltd., as the initial general partners, and 1161109 Alberta Ltd. as the initial limited partner;

"**LP Units**" means limited partnership units of the Limited Partnership designated as Class B Units;

"**NI 51-101**" means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

"**Non-Canadian Partnership**" means a partnership other than a "Canadian partnership" within the meaning of the Tax Act;

"**Non-Resident**" means a person who is not resident in Canada within the meaning of the Tax Act;

"**Net Profits Interest Agreement**" means the net profits interest agreement dated effective April 1, 2005 between Holding Trust and the Limited Partnership;

"**NPI**" means the net profits interest granted to Holding Trust by the Limited Partnership pursuant to the Net Profits Interest Agreement;

"**Paddock Lindstrom**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"**Paddock Lindstrom Report**" means the independent engineering evaluation prepared by Paddock Lindstrom dated February 1, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves effective as of December 31, 2005;

"**Paramount**" means Paramount Resources Ltd. and, where the context requires, refers collectively to Paramount and its consolidated subsidiaries and partnerships;

"**Paramount Resources**" means Paramount Resources, an Alberta general partnership of which the partners are Paramount and Summit Resources Limited, a wholly-owned subsidiary of Paramount;

"**Properties**" means the working, royalty or other interests from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the Spinout Assets and properties which may be acquired by the Limited Partnership at a future date;

"**Resident**" means a person who is resident in Canada within the meaning of the Tax Act;

"**Series 1 Notes**" means the Series 1 unsecured subordinated demand notes of Holding Trust issued or issuable under the Holding Trust Note Indenture;

"**Services Agreement**" means the services agreement dated April 1, 2005 between Paramount Resources and the General Partner pursuant to which Paramount Resources provides administrative and certain operational services to the General Partner, which agreement is anticipated to be renewed on the same terms and conditions until March 31, 2007 prior to the expiry of its current term of March 31, 2006;

"**Special Resolution**" means a resolution passed by more than 66⅔% of the votes cast, either in person or by proxy, at a meeting of the applicable securityholders at which a quorum was present, called for the purpose of approving such resolution, or a resolution approved in writing by holders of more than 66⅔% of the votes represented by the applicable securities entitled to be voted on such resolution;

"**Special Voting Rights**" means special voting rights of the Trust, issued pursuant to the Trust Indenture and entitling the holders thereof to attend meetings of Unitholders and to such number of votes as prescribed by the directors at the time of issue;

"**Spinout Assets**" means the oil and gas properties and assets which became indirectly owned by the Trust pursuant to the Trust Spinout;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Trilogy**" or the "**Trust**" means Trilogy Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture, and, where the context requires, refers collectively to Trilogy Energy Trust, Holding Trust, the Limited Partnership and the General Partner;

"Trust Indenture" means the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 between Computershare Trust Company of Canada, the settlor of the Trust and the General Partner, pursuant to which the Trust was established, as such indenture may be amended from time to time;

"Trust Spinout" has the meaning ascribed thereto under the heading "General Development of the Trust" in this annual information form;

"Trust Units" means the units of the Trust, each of which represents an equal undivided beneficial interest in the distributions and, upon the termination or dissolution of the Trust, the net assets of the Trust;

"Trustee" means Computershare Trust Company of Canada, the trustee of the Trust; and

"Unitholder" means a holder of a Trust Unit from time to time.

GENERAL DEVELOPMENT OF THE TRUST

Trilogy is an open-ended unincorporated investment trust established under the laws of Alberta resulting from the spinout of certain assets from Paramount which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one Trust Unit for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, Trilogy (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount, (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. Trilogy became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

Trilogy was formed on February 25, 2005 for the purposes of the Trust Spinout. **All information respecting the assets of Trilogy in this annual information form which precedes April 1, 2005 is information respecting such assets while they were owned by Paramount or companies or entities from whom Paramount acquired the assets.**

Paramount now owns 17.66% of the outstanding Trust Units and is involved in the management and administration of Trilogy pursuant to the Services Agreement. As Paramount took the initiative in founding and organizing Trilogy, Paramount may be considered to be a promoter of Trilogy for securities law purposes.

On December 30, 2005, Trilogy completed a public offering of 6,000,000 Trust Units at a price of $24.75 per Trust Unit for gross proceeds of $148.5 million.

On February 28, 2006, Trilogy entered into an arrangement agreement with Redsky Energy Ltd. ("Redsky") providing for the acquisition of all of the shares of Redsky for consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. Trilogy would assume negligible net debt as a result of this transaction. The completion of the Redsky plan of arrangement is subject to various conditions, including receipt of all required regulatory, shareholder and court approvals. A special meeting of shareholders of Redsky is expected to be called in March 2006.

STRUCTURE OF THE TRUST

The following diagram shows the interrelationship of the Trust, Holding Trust, the Limited Partnership and the General Partner.



Unitholders
100%
Trilogy Energy Trust
100% (1)
100%
Trilogy Holding Trust
Trilogy Energy Ltd. (General Partner)
99% (2)
1% (3)
Trilogy Energy LP (Limited Partnership)
Assets

Notes:

(1) The Trust also holds all of the Series 1 Notes.

(2) Holding Trust also holds the NPI and notes of the Limited Partnership.

(3) The General Partner also holds notes of the Limited Partnership.

Trilogy Energy Trust

The Trust is an open-ended unincorporated investment trust established by the Trust Indenture under the laws of Alberta. The Trust holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob and Marten Creek areas of Alberta, through the Limited Partnership. Computershare Trust Company of Canada is the trustee of the Trust pursuant to the Trust Indenture, and the General Partner is the administrator of the Trust pursuant to the Administration Agreement. The beneficiaries of the Trust are the Unitholders. The head office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Trilogy Holding Trust

Holding Trust is an investment trust established by the Holding Trust Declaration of Trust under the laws of Alberta. The Trust holds all of the issued Holding Trust Units and Series 1 Notes in the principal amount of approximately $1.205 billion. Holding Trust holds the entire limited partnership interest in the Limited Partnership as well as notes of the Limited Partnership. The Canada Trust Company is the trustee of Holding Trust pursuant to the Holding Trust Declaration of Trust, and the General Partner is the administrator of Holding Trust pursuant to the Administration Agreement.

Trilogy Energy LP

The Limited Partnership is a limited partnership established by the Limited Partnership Agreement under the laws of Alberta. The General Partner is the general partner of the Limited Partnership. The only limited partner of the Limited Partnership is Holding Trust, which holds a 99% limited partnership interest in the Limited Partnership.

Trilogy Energy Ltd.

The General Partner is a corporation incorporated under the *Business Corporations Act* (Alberta) and is a wholly-owned subsidiary of the Trust. The General Partner holds the entire general partner interest in the Limited Partnership as well as notes of the Limited Partnership. The General Partner is the general partner of the Limited Partnership and is also responsible for the administration of, and all significant decisions relating to, the Trust and Holding Trust pursuant to the Administration Agreement. The General Partner has retained Paramount Resources pursuant to the Services Agreement to assist the General Partner in providing services to the Limited Partnership in its capacity as general partner of the Limited Partnership and in providing administrative and operating services to the Trust and Holding Trust in its capacity as administrator of the Trust and Holding Trust.

For more detailed information respecting the Trust, Holding Trust, the Limited Partnership and the General Partner, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd.".

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

The Trust's oil and gas properties, all of which are located in the Kaybob and Marten Creek areas of Alberta, are primarily developed, high working interest, lower decline properties that are geographically concentrated. These properties have numerous low-risk, down-spacing drilling opportunities and good access to operated infrastructure and processing facilities.

The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by the Limited Partnership. Cash flow available for distribution to Unitholders flows from the Limited Partnership to Holding Trust through the NPI granted to Holding Trust by the Limited Partnership pursuant to the Net Profits Interest Agreement. Pursuant to the Net Profits Interest Agreement, the Limited Partnership makes payments to Holding Trust from time to time at such times as agreed to by Holding Trust and the Limited Partnership (provided that at least two payments are made in each calendar year in respect of at least nine months of such calendar year) of 99% of all revenues from the Limited Partnership's oil and gas properties and assets less permitted deductions (such as production costs, debt service costs, taxes, general and administrative expenses and capital expenditures). Cash flow available for distribution may also be distributed to Holding Trust and the General Partner as distributions on units of the Limited Partnership. The payments to Holding Trust from the Limited Partnership pursuant to the Net Profits Interest Agreement and as distributions on units of the Limited Partnership flow from Holding Trust to the Trust primarily through cash distributions on the Holding Trust Units held by the Trust. Once the cash flow available for distribution is received by the Trust it is distributed to Unitholders by way of monthly cash distributions.

The Trust's strategy is to provide Unitholders with a competitive annual yield by making monthly cash distributions to Unitholders, maintaining the Trust's assets at a level that provides stable production, and continuing to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholder value. The Trust's development drilling portfolio is funded primarily through the retained cash flow of the Limited Partnership. Acquisitions by the Trust are expected to be financed through bank financing and the issuance of additional Trust Units from treasury. Cash distributions to Unitholders are made by the Trust from Distributable Cash.

The General Partner will identify and continue to evaluate additional opportunities to increase cash flow from the Limited Partnership's assets by optimizing recovery and production, and implementing additional operational efficiencies to lower operating expenses. Additional opportunities to enhance the value of the Limited Partnership's assets through lower risk development activities have been identified by the General Partner. Management of the General Partner believes that these opportunities will allow the Limited Partnership to mitigate declines in production, upgrade its reserves and add to its production at costs that are typically lower than through acquisitions.

The Trust has a large undeveloped land base, comprised of approximately 565,559 (477,940 net) acres of undeveloped lands as of December 31, 2005 in proximity to the Trust's producing properties.

MAJOR PROPERTIES

The following is a summary of Trilogy's major producing properties.

Trilogy retained independent qualified reserves evaluators, Paddock Lindstrom, to evaluate 100 percent of the Trust's natural gas and crude oil reserves as at December 31, 2005 and reported on them in the Paddock Lindstrom Report. All reserves information contained in the descriptions of Trilogy's major producing properties described individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are based on forecast prices and costs contained in the Paddock Lindstrom Report.

Kaybob, Alberta

This property represents approximately 85% of the production from the Trust's assets as of December 31, 2005. The Limited Partnership operates the majority of this area, which produced approximately 21,000 Boe/d as of December 31, 2005, comprised of approximately 95 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and natural gas liquids. The Paddock Lindstrom Report has assigned, as at December 31, 2005, 41,931 MBoe of proved reserves and 61,102 MBoe of proved plus probable reserves to this area. The Kaybob area contained 716 gross (464.5 net) producing wells as of December 31, 2005. The Trust's assets also contained 272,411 gross (187,005 net) developed acres and 440,119 gross (353,140 net) undeveloped acres of land in this area as of December 31, 2005.

The wells in this area produce primarily from the Viking, Gething, Montney and Swan Hills formations which have a well depth of 1,500 to 3,500 metres. Other potential in this area is believed by the General Partner to be contained in the Spirit River, Belly River and Nordegg formations.

Some of the natural gas production from this property is processed at three Limited Partnership-operated natural gas plants in which the Limited Partnership holds a 75% working interest. These plants process approximately 62% of the Limited Partnership's natural gas production in this area. The Limited Partnership also holds a 65% interest in the three main Trust-operated oil batteries, which process approximately 50% of the Limited Partnership's oil and condensate production in this area.

Marten Creek, Alberta

This property represents approximately 15% of the production from the Trust's assets as of December 31, 2005. The Limited Partnership operates the majority of this area, which produced approximately 3,600 Boe/d as of December 31, 2005, comprised of approximately 22 MMcf/d of natural gas. The Paddock Lindstrom Report has assigned, as at December 31, 2005, 3,234 MBoe of proved reserves and 4,381 MBoe of proved plus probable reserves to this area. The Marten Creek area contained 42 gross (42.0 net) producing wells as of December 31, 2005. The Trust's assets also contained 20,480 gross (20,480 net) developed acres and 125,440 gross (124,800 net) undeveloped acres of land in this area as of December 31, 2005.

The wells in this area produce primarily from the Viking, Clearwater and Wabiskaw formations which have a well depth of 300-500 metres.

The main gathering system and processing plant in this area is operated by a midstream processing company.

RESERVES AND OTHER OIL AND GAS INFORMATION

Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2005 and reported on them in the Paddock Lindstrom Report. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101.

The following tables set forth information relating to the Trust's working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2005. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Trust's assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

The tax-efficient structure of the Trust should preclude any income taxes from being payable in the Trust or other direct/indirect subsidiaries of the Trust. Accordingly, after-tax amounts are not shown for the Trust's reserve data information.

Reserves Information

Reserves Data - Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2005 using constant price and costs.

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids		Total	
Reserves Category	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved								
Developed producing	183.0	140.1	3,634	3,067	4,738	3,249	38,870	29,664
Developed non-producing	23.1	17.4	118	102	300	205	4,270	3,208
Undeveloped	10.9	8.4	-	-	210	149	2,025	1,544
Total Proved	217.0	165.9	3,752	3,169	5,248	3,603	45,165	34,416
Probable	97.0	75.1	1,896	1,606	2,262	1,552	20,319	15,680
Total Proved plus Probable	314.0	241.0	5,648	4,775	7,510	5,155	65,484	50,096

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2005 for the constant price and costs case. The net present values are reported before income tax at discount rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Before Income Taxes Discounted at(1)				
Reserves Category	**0%**	**5%**	**10%**	**15%**	**20%**
			($ millions)		
Proved					
Developed producing	1,515.3	1,219.6	1,030.9	899.0	801.6
Developed non-producing	156.7	128.5	109.2	95.1	84.3
Undeveloped	73.5	44.2	29.8	21.7	16.7
Total Proved	1,745.5	1,392.3	1,169.8	1,015.8	902.6
Probable	762.3	485.5	346.2	265.0	212.6
Total Proved plus Probable	2,507.8	1,877.8	1,516.0	1,280.7	1,115.1

Note:

(1) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Total Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2005 using constant price and costs.

Reserves Category	Revenue	Royalties(1)	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes(2)
			($ millions)			
Proved	2,811.6	607.3	421.0	21.5	16.3	1,745.5
Proved plus Probable	4,076.5	880.9	621.2	49.6	17.1	2,507.8

Notes:

(1) Royalties includes crown royalties and overriding royalties and are net of the Alberta Royalty Tax Credit and other income.

(2) The future income tax expenses and net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Future Net Revenue by Production Group - Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2005 using constant price and costs, discounted at 10 percent.

Reserves Category	Production Group	Future Net Revenue Before Income Taxes
		(discounted at 10%) ($ millions)
Proved	Natural gas[1]	999.6
	Light and medium crude oil[2]	157.7
	Other revenue	12.5
Total Proved		1,169.9
Proved plus Probable	Natural gas[1]	1,300.7
	Light and medium crude oil[2]	202.0
	Other revenue	13.3
Total Proved plus Probable		1,516.0

Notes:

(1) Natural gas includes associated and non-associated gas (including by-products).

(2) Light and medium crude oil contains solution gas and other by-products.

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2005 using forecast prices and costs.

Reserves Category	Natural Gas Gross (Bcf)	Natural Gas Net (Bcf)	Light and Medium Crude Oil Gross (Mstb)	Light and Medium Crude Oil Net (Mstb)	Natural Gas Liquids Gross (Mstb)	Natural Gas Liquids Net (Mstb)	Total Gross (MBoe)	Total Net (MBoe)
Proved								
Developed producing	183.0	145.2	3,633	3,065	4,738	3,282	38,870	30,540
Developed non-producing	23.1	18.1	118	102	300	207	4,270	3,323
Undeveloped	10.9	8.7	-	-	210	150	2,028	1,596
Total Proved	217.0	171.9	3,751	3,168	5,248	3,639	45,167	35,458
Probable	97.0	77.6	1,897	1,607	2,263	1,574	20,327	16,117
Total Proved plus Probable	314.0	249.5	5,647	4,774	7,510	5,213	65,494	51,576

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2005 for the forecast prices and costs case. The net present values are reported before income tax at discount rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

Reserves Category	Before Income Taxes Discounted at[1] 0%	5%	10%	15%	20%
			($ millions)		
Proved					
Developed producing	1,252.8	1,038.7	901.2	803.7	730.3
Developed non-producing	129.2	109.2	95.2	84.7	76.6
Undeveloped	58.7	35.0	23.6	17.3	13.4
Total Proved	1,440.6	1,182.9	1,019.9	905.6	820.2
Probable	590.6	378.4	274.2	213.8	174.7
Total Proved plus Probable	2,031.2	1,561.3	1,294.2	1,119.4	994.9

Note:

(1) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Total Future Net Revenue - Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2005 using forecast prices and costs.

Reserves Category	Revenue	Royalties[1]	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes[2]
				($ millions)		
Proved	2,424.5	465.5	476.0	22.0	20.4	1,440.6
Proved plus Probable	3,515.8	673.7	736.7	50.4	23.8	2,031.2

Notes:

(1) Royalties includes crown royalties and overriding royalties and are net of the Alberta Royalty Tax Credit and other income.

(2) The future income tax expenses and the net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Future Net Revenue by Production Group - Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2005 using forecast prices and costs, discounted at 10 percent.

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%) ($ millions)
Proved	Natural gas[1]	871.5
	Light and medium crude oil[2]	136.7
	Other revenue	11.7
Total Proved		1,019.9
Proved plus Probable	Natural gas[1]	1,111.5
	Light and medium crude oil[2]	170.2
	Other revenue	12.5
Total Proved plus Probable		1,294.2

Notes:

(1) Natural gas includes associated and non-associated gas (including by-products).

(2) Light and medium crude oil includes solution gas and other by-products.

The following definitions and assumptions form the basis of classification for reserves presented in the Paddock Lindstrom Report:

(a) **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(b) **Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Gross Reserves** are defined as the reserves owned before deduction of any royalties.

(d) **Net Reserves** are defined as the gross reserves of the properties in which an interest is held, less all royalties and interests owned by others.

Summary of Pricing and Inflation Rate Assumptions

The following table summarizes the prices used in the Paddock Lindstrom Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price

	Pentanese Plus (Condensate)	**Butane**	**Propane**	**Edmonton 40° API**	**AECO C Natural Gas Price**	**Estimated Corporate Average Natural Gas Price (1)**	**Exchange Rate (2)**
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/MMbtu)	(Cdn$/MMbtu)	(US$/Cdn$)
2005........	71.07	54.03	44.34	68.05	9.98	9.48	0.85

Note:

(1) Average price received on December 31, 2005.

(2) Exchange rate used to generate the benchmark reference prices in this table.

Forecast Prices

	US Henry Hub Gas Price	**Alberta AGRP**	**WTI @ Cushing**	**Edmonton Reference Price**	**Condensate**	**Butane**	**Propane**	**Inflation Rates(1)**	**Exchange Rate(2)**
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2006.......	9.85	10.30	60.00	69.57	69.57	48.70	41.74	2 %	0.85
2007.......	9.00	9.30	57.50	66.61	66.61	46.62	39.96	2 %	0.85
2008.......	8.00	8.13	55.00	63.64	63.64	44.55	38.19	2 %	0.85
2009.......	7.50	7.52	52.50	60.68	60.68	42.48	36.41	2 %	0.85
2010.......	7.00	6.90	50.00	57.72	57.72	40.40	34.63	2 %	0.85

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Reconciliation of Reserves

Reconciliation of Net Reserves by Principal Product Type using Forecast Prices and Costs

The following table sets forth the reconciliation of the Trust's net reserves for the year ended December 31, 2005 using forecast prices and costs. Net reserves include working interest reserves after royalties.

	Light and Medium Oil			Associated Gas and Non-Associated Gas			Natural Gas Liquids			BOE		
Factors	**Net proved (Mbbl)**	**Net Probable (Mbbl)**	**Net Proved Plus Probable (Mbbl)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**	**Net proved (Mbbl)**	**Net Probable (Mbbl)**	**Net Proved Plus Probable (Mbbl)**	**Net Proved (Mboe)**	**Net Probable (Mboe)**	**Net Proved Plus Probable (Mboe)**
January 1, 2005	3,576.3	1,421.3	4,997.5	164,509.8	74,594.4	239,104.2	3,605.0	1,331.1	4,936.1	34,599.6	15,184.8	49,784.3
Extensions	96.6	6.7	103.3	11,847.0	885.6	12,732.6	178.8	118.6	297.4	2,249.9	272.8	2,522.8
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	181.3	150.6	331.9	16,315.8	(1,973.9)	14,342.0	400.8	99.4	500.2	3,301.4	(79.0)	3,222.4
Discoveries	43.7	29.5	73.2	12,124.7	3,885.0	16,009.7	158.0	21.5	179.5	2,222.5	698.5	2,921.0
Acquisitions	-	-	-	739.4	296.5	1,035.9	11.4	4.0	15.4	134.6	53.4	188.0
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(730.5)	(1.3)	(731.8)	(33,624.0)	(66.6)	(33,690.5)	(715.4)	(0.6)	(716.0)	(7,049.9)	(13.0)	(7,062.9)
December 31, 2005	3,167.5	1,606.7	4,774.2	171,912.7	77,621.0	249,533.8	3,638.6	1,573.9	5,212.5	35,458.2	16,117.4	51,575.6

Reconciliation of Changes in Future Net Revenue

The following table sets forth Trilogy's future net revenue before income taxes attributed to net proved reserves from January 1, 2005 to December 31, 2005 using constant prices and costs, discounted at 10 percent.

Period / Factor	**Before Tax 2005 (M$)**
Estimated Future Net Revenue at January 1, 2005	**735,645**
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(184,928)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	392,939
Changes in Estimated Future Development Costs	(7,577)
Extensions, Improved Recovery and Discoveries	145,136
Acquisitions of Reserves	4,368
Net Changes Resulting from Revisions in Quantity Estimates	3,737
Accretion of Discount	73,565
Net Change in Royalty Tax Credits	2,371
All Other Changes	4,517
Estimated Future Net Revenue at December 31, 2005	**1,169,773**

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table summarizes the gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	**2005**	**2004**	**2003**	**2002**	**2001**
Natural Gas (Bcf)	10.9	19.9	3.5	3.9	-
Light and medium crude oil (MBbl)	-	-	437	437	328
Natural Gas Liquids (MBbl)	210.0	240	55	46	-

These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.

The following table summarizes the gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2005	2004[(1)]	2003	2002	2001
Natural Gas (Bcf)	9.6	23.1	2.7	3.3	1.4
Light and medium crude oil (MBbl)	45.0	225	109	219	202
Natural Gas Liquids (MBbl)	117.8	299.2	38	30	5

Note:

(1) The amounts previously reported in Trilogy's Initial Annual Information Form dated September 27, 2005 for natural gas (40.2Bcf) and natural gas liquids (484MBbl) for 2004 inadvertently included a portion of gross probable developed non-producing reserves attributable to secondary zones in already existing wells.

These reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs

The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted for no discount and a discount rate of ten percent.

Reserve Category	2006E		2007E		2008E		2009E		2010E	
($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Proved:										
Constant Price Case	15.7	14.9	3.1	2.8	0.4	0.3	0.3	0.2	0.3	0.2
Forecast Price Case	15.4	14.9	3.1	2.8	0.4	0.3	0.3	0.2	0.3	0.2
Proved & Probable Reserves:										
Constant Price Case	38.4	37.2	7.2	6.4	0.4	0.3	0.4	0.3	0.3	0.2
Forecast Price Case	38.4	37.2	7.3	6.4	0.4	0.3	0.4	0.3	0.3	0.2

Trilogy expects that funding for future development costs will come from Trilogy's cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

As at December 31, 2005, Trilogy had an interest in 1,013 gross (677.0 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing[(1)]	
	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
Crude Oil Wells				
Kaybob	141	92.8	49	30.1
Marten Creek	-	-	-	-
Subtotal	141	92.8	49	30.1
Natural Gas Wells				
Kaybob	575	371.7	181	115.4
Marten Creek	42	42.0	25	25.0
Subtotal	617	413.7	206	140.4
Total	758	506.5	255	170.5

Notes:

(1) "Non-producing" wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be convertible to a working interest.

(3) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

Properties with No Attributed Reserves

Trilogy properties with no attributed reserves at December 31, 2005 total 565,559 gross (477,940 net) acres, all located in Alberta which is approximately 66% of the gross land holdings. As at December 31, 2005, there were 122,720 gross (105,981) net acres of undeveloped lands that were due to expire in 2006.

Forward Contracts

The Trust's financial contracts and future commitments to purchase and sell natural gas, oil and natural gas liquids as at December 31, 2005 are set forth at note 11 of Trilogy's audited consolidated financial statements as at and for the year ended December 31, 2005. Such financial statements are available on SEDAR (www.sedar.com).

Subsequent to December 31, 2005, Trilogy agreed to make available for delivery 4,000 Bbl/d at an average price of US$66.94/Bbl over the period of February to December 2006 and 20,000 GJ/d at an average price of $7.88/GJ over the period of March to October 2006, consisting of 10,000 GJ/d at $7.80/GJ in March 2006 and 10,000 GJ/d at $7.96/GJ between April and October. Trilogy has also agreed to purchase, in March 2006, 10,000 GJ/d at a price of $7.27/GJ.

Abandonment & Reclamation Costs

As at December 31, 2005 the Trust's assets had 676.9 net wells capable of production for which abandonment and reclamation costs were expected to be incurred. Abandonment and reclamation costs are estimated by Trilogy taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of National Instrument 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs, other than those associated with remediation, reference is made to third party publications including AEUB Directives 006 and 011, as well as the Controlled Materials Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates, based on previous experience, are used. Estimated abandonment and reclamation costs are then increased to reflect any remediation costs, such as those associated with a spill. These costs are determined on a case by case basis with the assistance of third party environmental companies. Estimated abandonment and reclamation costs are then reviewed by Paddock Lindstrom.

Estimated abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $189.1 million and $42.7 million, respectively. The future net revenue disclosed above based on the Paddock Lindstrom Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The Paddock Lindstrom Report deducted $23.8 million (undiscounted) and $6.0 million (10 percent discount) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed herein.

It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three financial years.

Tax Horizon

As a result of the Trust's tax-efficient structure, income for tax purposes is transferred from the operating entities and Holding Trust to the Trust. From the Trust, this income is then passed on to Unitholders in the form of distributions. As such, no income tax liability is expected to be incurred by the Trust as long as it maintains its mutual fund trust status and organizational tax structure.

Costs Incurred

The following table summarizes, for the periods indicated, the costs incurred by Trilogy for property acquisitions and exploration and development costs.

Cost Type	Q4	Q3	Q2	Q1
	($ millions)			
Acquisitions (corporate and property)				
Proved properties	6.5	-	-	-
Unproved properties	2.5	2.9	2.5	2.6
Exploration	6.7	5.0	1.8	7.7
Development (including facilities)	36.1	17.9	11.1	43.4
Total	51.8	25.8	15.4	53.7

Exploration and Development Activities

The following table summarizes the results of Trilogy's drilling activities for 2005. The working interest in certain of these wells may change after payout.

	2005	
	Gross[(1)]	Net[(2)]
Development Wells[(3)]		
Gas	48	41.94
Oil	8	5.75
Service	-	-
Dry	3	0.95
Subtotal	59	48.64
Exploratory Wells[(4)]		
Gas	18	15.30
Oil	-	-
Dry	2	1.50
Subtotal	20	16.8
Total wells	79	65.44
Success rate	94 %	96 %

Notes:

(1) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be converted to a working interest.

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

(3) "Development" well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4) "Exploratory" well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

The total capital budget for the Trust for 2006 is estimated at $120 million. Much of the activity in 2006 will focus on development. The following table describes the estimated capital budget per core area:

Area	2006E
	($ millions)
Kaybob	110
Marten Creek	10
Total	120

Note:

(1) Paddock Lindstrom has estimated the capital expenditures for the Trust's assets to be $38.4 million in its evaluation.

Production Estimates

The following table summarizes the total estimated production for 2006 using constant prices and costs.

	Estimated Production — Constant Price and Costs	
	Proved	Proved plus Probable
Natural gas (Bcf)	41.6	46.5
Light and medium crude oil (MBbls)	735.3	772
Natural gas liquids (MBbls)	877.1	957
Total (MBoe)	**8,539**	**9,474**

The following table summarizes the total estimated production for 2006 using forecast prices and costs.

	Estimated Production — Forecast Prices and Costs	
	Proved	Proved plus Probable
Natural gas (Bcf)	41.6	46.5
Light and medium crude oil (MBbls)	735.3	772
Natural gas liquids (MBbls)	877.1	957
Total (MBoe)	**8,539**	**9,474**

Production History

The following tables summarize daily sales volume results for the Trust's assets on a quarterly and annual basis for 2005.

	2005	Q4	Q3	Q2	Q1
Produced gas (MMcf/d)	117	116	116	117	122
Light and medium crude oil (Bbl/d)	2,475	2,383	2,501	2,483	2,407
Natural gas liquids (Bbl/d)	2,453	2,443	2,653	2,297	2,543

Note:

(1) NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following tables summarize the average netbacks in respect of the Trust's assets on a quarterly and annual basis for 2005.

	Netbacks – 2005				
	2005	**Q4**	**Q3**	**Q2**	**Q1**
Produced Gas ($/Mcf)					
Price, before transportation	9.23	12.05	9.31	8.15	7.46
Transportation	(0.43)	(0.41)	(0.42)	(0.48)	(0.41)
Royalties	(2.11)	(2.90)	(1.95)	(1.82)	(1.79)
Operating costs (2)	(1.17)	(1.27)	(1.32)	(1.03)	(1.06)
Netback excluding realized financial instruments	5.52	7.47	5.62	4.82	4.20
Realized financial instruments	(0.36)	(1.07)	(0.22)	0.03	(0.21)
Netback including realized financial instruments	5.16	6.40	5.40	4.85	3.99
Total Conventional Oil ($/Bbl)					
Price, before transportation	69.44	79.35	73.64	63.41	61.25
Transportation	(0.83)	(0.84)	(0.79)	(0.86)	(0.84)
Royalties	(15.31)	(16.75)	(15.79)	(13.01)	(15.76)
Operating costs (2)	(9.23)	(5.43)	(10.27)	(11.59)	(9.50)
Netback excluding realized financial instruments	44.07	56.33	46.79	37.95	35.15
Realized financial instruments	(3.23)	(4.41)	(11.01)	2.71	0.04
Netback including realized financial instruments	40.84	51.92	35.78	40.66	35.19
Natural Gas Liquids ($/Bbl)					
Price, before transportation	56.72	63.60	62.14	51.84	48.64
Transportation	(0.83)	(0.84)	(0.79)	(0.86)	(0.84)
Royalties	(15.58)	(18.39)	(18.49)	(15.30)	(9.96)
Operating costs (2)	(10.74)	(9.11)	(10.82)	(12.51)	(10.64)
Netback	29.57	35.26	32.04	23.17	27.20

Notes:

(1) NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2) Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs. A number of assumptions have been made in allocating these costs between oil, natural gas liquids and natural gas production.

The following table summarizes production volumes from the Trust's assets for 2005.

Production Volume	2005
Natural Gas (MMcf)	
Kaybob	35,507
Marten Creek	7,345
Total	42,852
Light and Medium Crude Oil (MBbl)	
Kaybob	903
Marten Creek	-
Total	903
Natural Gas Liquids (MBbl)	
Kaybob	895
Marten Creek	-
Total	895

GENERAL

Competitive Conditions

The petroleum and natural gas industry is highly competitive. Trilogy competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Trilogy's competitive position depends upon its geological, geophysical and engineering expertise, its financial resources and its ability to raise capital through equity or debt issuances or borrowings. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

The petroleum and natural gas industry has been experiencing a large number of business combinations involving companies and entities of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom Trilogy may be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which increases the demand for acquisitions. The demand for acquisitions has also been increased by the increasing number of oil and gas trusts, as oil and gas trusts generally focus on exploiting assets for cash flow to be used for distributions as opposed to exploring for assets with capital intensive programs.

Trilogy has firm receipt pipeline service for the majority of its natural gas production as opposed to interruptible receipt service. Trilogy closely monitors the daily production from all of its plants to ensure that contractual obligations are met and that production is directed to the highest netback market.

Call on Production Agreement

At the time of the Trust Spinout, the Limited Partnership was party to a 5 year call on production agreement with Paramount Resources in connection with the marketing of the Limited Partnership's natural gas production. Under the call on production agreement, Paramount Resources had the right to purchase all or any portion of the Limited Partnership's available natural gas production at a price that was market competitive and no less favourable than the price that Paramount Resources would receive on the resale of the natural gas to Eagle Energy Marketing Canada, L.P, a gas marketing limited partnership in which Paramount had an indirect 25% interest. The call on production agreement was terminated by both parties on November 30, 2005 and there are no transactions currently subject to it. Under this agreement, the Limited Partnership sold 8,490,542 GJs of natural gas to Paramount Resources for approximately $70.3 million for the period ended December 31, 2005.

Employees

As of December 31, 2005, Trilogy had 36 full-time head office employees and 65 full-time employees at field locations. In January 2006, 17 full-time head office employees were transferred from Paramount Resources to Trilogy. Additionally, certain of Paramount Resources' employees provide services to Trilogy pursuant to the Services Agreement. The compensation of full-time employees includes a combination of salary, benefits and cash bonuses based on, among other things, appreciation of the Trust Unit trading price and cash distributions on the Trust Units.

Environmental Protection

The oil and natural gas industry is governed by environmental requirements under federal, provincial, and municipal laws, regulations and guidelines, which restrict and/or prohibit the release or emission of pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.

The Trust has in place an Environmental, Health and Safety Committee comprised of three directors of the General Partner. The tenet of the Trust's environmental policy is as follows: *Trilogy is committed to protecting the environment, to maintaining public health and safe workplaces, and to compliance with all applicable laws, regulations and standards. Trilogy will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.*

The Environmental, Health and Safety Committee is guided by a specific set of principles to ensure that this policy is supported. These principles apply to all employees of the Limited Partnership and are designed to make certain that all applicable environmental laws, regulations and standards are complied with. The Trust monitors all activities and makes reasonable efforts to ensure that companies who provide services to the Trust will operate in a manner consistent with its environmental policy.

DIRECTORS AND OFFICERS OF TRILOGY ENERGY LTD.

The following information is provided for each individual who is a director of or holds an executive office with Trilogy Energy Ltd., the general partner of the Limited Partner and the administrator of the Trust and Holding Trust, as at the date of this annual information form. All directors serve until the next annual meeting of Unitholders or until their successor is elected or appointed.

Directors

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6) Calgary, Alberta	April 1, 2005	Chairman of the Board and Chief Executive Officer of Paramount.
James H.T. Riddell(4)(5)(6) Calgary, Alberta	Formation	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
Robert M. MacDonald(2)(3) Calgary, Alberta	April 1, 2005	Independent Businessman. Mr. MacDonald was the Director, Oil & Gas, Commercial Banking with CIBC World Markets Inc. from 1998 to 2003.
Donald F. Textor(1)(3) Locust Valley, New York	April 1, 2005	Portfolio Manager, Dorset Energy Fund and Partner, Knott Partners Management LLC. Mr. Textor was a Partner and Managing Director at Goldman Sachs until 2001.
E. Mitchell Shier(3)(4) Calgary, Alberta	April 1, 2005	A lawyer practicing oil and gas and commercial law as a partner with Heenan Blaikie LLP in Calgary since 2002. Prior thereto, Mr. Shier practiced oil and gas and commercial law as a partner with other major law firms in Calgary.

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
M. H. (Mick) Dilger(2)(4) Calgary, Alberta	May 18, 2005	Vice President, Business Development of Pembina Management Inc., the administrator of Pembina Pipeline Income Fund since March 2005. Prior thereto, Mr. Dilger was the Chief Financial Officer of VISTA Midstream Solutions Ltd. from 1999 until July 2003.
John G. (Jack) Williams(1)(2) Calgary, Alberta	May 18, 2005	President and Chief Executive Officer of Adeco Exploration Company Ltd.

Notes:

(1) Member of the Compensation Committee of the General Partner's board.
(2) Member of the Audit Committee of the General Partner's board.
(3) Member of the Corporate Governance Committee of the General Partner's board.
(4) Member of the Environmental, Health and Safety Committee of the General Partner's board.
(5) Mr. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic's bankruptcy was subsequently annulled.
(6) While Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the General Partner and devote substantial time to the General Partner's business, they are not paid a salary by the General Partner for their services. Accordingly, their offices with the General Partner are not considered their principal occupation.

Executive Officers

Names and Municipality of Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell(1) Calgary, Alberta	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Paramount.
James H.T. Riddell(1) Calgary, Alberta	President and Chief Executive Officer	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
Bernard K. Lee(1) Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of Paramount since May 2003. Prior thereto, Mr. Lee held a variety of senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation, the last senior position being Vice-President & Corporate Advisor, Business Ventures, Corporate Development.

Names and Municipality of Residence	Office	Principal Occupation for Past Five Years
John B. Williams(2) Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of Trilogy since April 2005. Mr. Williams also holds the position of Corporate Operating Officer of Paramount and has so since July 2002. From 1998 to July 2002, he held the position of Senior Geologist with Paramount.
Charles E. Morin(1) Calgary, Alberta	General Counsel and Corporate Secretary, Manager, Land	General Counsel and Corporate Secretary, Manager, Land of Paramount.

Note:

(1) While Messrs C. H. Riddell, J. H. T. Riddell, B. K. Lee and C. E. Morin all hold executive offices with the General Partner and devote substantial time to the General Partner's business, they are not paid a salary by the General Partner for their services. Accordingly, their offices with the General Partner are not considered their principal occupation. A portion of the salaries paid to Messrs. B. K. Lee and C. E. Morin by Paramount (as officers and employees of Paramount) is allocated to, and reimbursed by, the General Partner for services rendered by these individuals as officers of the General Partner pursuant to the Services Agreement.

(2) Mr. J. B. Williams is a non-executive officer of Paramount but is an employee of, and receives 100% of his salary from, the General Partner. Paramount does not reimburse the General Partner for services rendered by Mr. J. B. Williams to Paramount.

As at December 31, 2005, the directors and officers of the General Partner as a group beneficially owned or controlled, directly or indirectly, 32,015,775 Trust Units, representing approximately 37.61% of the 85,133,395 Trust Units outstanding at such date.

Certain directors and officers of the General Partner are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Trilogy holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with the *Business Corporations Act* (Alberta), and internal policies respecting conflicts of interest. The *Business Corporations Act* (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director's or officer's interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The *Business Corporations Act* (Alberta) also requires that a corporation's directors and officers act honestly and in good faith with a view to the best interest of the corporation. The General Partner's internal policies respecting conflicts of interest require that directors and officers of the General Partner avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that the General Partner can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and the Trust. While the Trustee is independent of Paramount and its affiliates, the Trust Indenture confers the responsibility for the administration of, and all significant decisions relating to, the Trust to the General Partner. Two of the directors of the General Partner are directors of Paramount. In addition, the five executive officers of the General Partner are also officers of Paramount. The General Partner is dependent upon Paramount Resources for administrative and operating services in respect of the business of the Trust, the Limited Partnership and the Trust's other subsidiaries. The directors and officers of Paramount and the General Partner have fiduciary duties to manage Paramount and the General Partner, respectively, in a manner beneficial to Paramount and the General Partner, respectively. The General Partner, as the administrator of the Trust, has a duty to administer the affairs of the Trust with a view to the best interests of the Trust, and as the general partner of the Limited Partnership, the General Partner has a fiduciary duty to manage the Limited Partnership in a manner beneficial to all partners of the Limited Partnership, including Holding Trust and, indirectly, the Trust. The duties of the directors and officers of the General Partner and Paramount to those entities may come into conflict with the interests of the Unitholders. For more information regarding Paramount's and its affiliates' relationships to the Trust and its affiliates, see "Material Contracts - Services Agreement".

MARKET FOR SECURITIES

The Trust Units are listed on the Toronto Stock Exchange under the trading symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units since the Trust Units were listed on the Toronto Stock Exchange on April 6, 2005.

	Price Range ($)		
2005	**High**	**Low**	**Trading Volume**
April	17.00	15.20	9,609,188
May	17.35	15.36	6,861,542
June	18.45	16.24	3,770,045
July	19.80	17.76	2,776,735
August	20.00	18.91	3,125,444
September	29.00	19.95	3,404,273
October	28.14	21.35	2,863,795
November	26.38	21.00	3,319,956
December	26.62	23.55	4,263,531

RECORD OF CASH DISTRIBUTIONS

The Trust declared monthly cash distributions of $0.16 per Trust Unit for each of April, May, June, July and August 2005 and declared monthly cash distributions of $0.25 per Trust Unit for each of September, October, November and December 2005. The board of directors of the Administrator increased the distributions for September, October, November and December 2005 due to the Trust having more distributable cash as a result of higher commodity prices. On December 15, 2005, the Trust declared a special year-end distribution of $0.55 per Trust Unit. The special distribution was paid to Unitholders with the intention that the Trust's distributions for 2005 will be at least equal to the Trust's taxable income for 2005 as required by the Trust Indenture.

For Trilogy's policy on cash distributions to Unitholders and other information about distributions, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. - The Trust - Distributions".

INFORMATION CONCERNING TRILOGY ENERGY TRUST, TRILOGY HOLDING TRUST, TRILOGY ENERGY LP AND TRILOGY ENERGY LTD.

The Trust

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Generally, each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "The Trust - Redemption Right".

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Holding Trust and the ability of the Limited Partnership to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of exchangeable shares that may be issued by subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights will not be entitled to any distributions of any nature whatsoever from the Trust and will be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights will not confer upon the holders thereof any other rights.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the Trust Indenture, the Trust (to the extent of the Trust assets) will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Pursuant to the *Income Trust Liability Act* (Alberta) which was proclaimed in Alberta on July 1, 2004, any beneficiary of a trust that is: (a) created by a trust instrument governed by the laws of Alberta; and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee of the Trust.

The activities of the Trust and its wholly-owned subsidiaries, are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Limited Partnership and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration), options and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of the Administrator may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the board of directors of the Administrator may determine.

Distributions

The Trust intends to make cash distributions to Unitholders on each monthly Distribution Payment Date equal to the Cash Flow of Trilogy Energy Trust. The Cash Flow of Trilogy Energy Trust is dependent on numerous factors as described in this annual information form, including the financial performance of the Limited Partnership, debt covenants and obligations of the Limited Partnership and Holding Trust and the working capital requirements and future capital requirements of the Limited Partnership. The Trust Indenture provides that the Trust must distribute to Unitholders each year, subject to any limitations imposed by any agreements with lenders, all of the Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so the Trust will not have any liability for income tax in the year.

Distributions in respect of a month are paid to Unitholders of record as at the close of business on each Distribution Record Date. The distribution for any month is paid on the Distribution Payment Date.

If the Administrator determines that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution declared by the Trust or required by the Trust Indenture, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of the distribution and the amount of cash which has been determined by the Administrator to be available for the payment of such distribution. The Trust Indenture provides that immediately after any distribution of additional Trust Units in such circumstances, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units (subject to Trust Units being sold to satisfy withholding tax obligations of the Trust where required). At the Annual and Special Meeting of the Unitholders of the Trust scheduled for May 9, 2006, Unitholders will be asked to approve amendments to the Trust Indenture that would: (a) allow the issuance or transfer of other securities of the Trust or other property in addition to or instead of additional Trust Units in such circumstances; and (b) provide the Administrator with the ability to determine whether additional Trust Units distributed to Unitholders, in such circumstances, will be consolidated or not.

A return on investment in Trust Units is not comparable to the return on an investment in a fixed-income security. Although the Trust intends to make distributions of its available cash, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the Trust's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

See "Risk Factors - Risks Relating to the Trust Units".

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the transfer agent of the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the transfer agent of the Trust of the notice to redeem Trust Units, the tendering Unitholder will thereafter be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the market price of the Trust Unit on the principal stock exchange on which the Trust Units are quoted for trading during the period of the last 10 trading days immediately after the date on which the Trust Units were tendered for redemption; and (b) 100% of the closing market price on the principal stock exchange on which the Trust Units are listed on the date that the Trust Units were tendered for redemption. At the Annual and Special Meeting of the Unitholders of the Trust scheduled for May 9, 2006, Unitholders will be asked to approve an amendment to the Trust Indenture to change the percentage of the market price of the Trust Units payable on redemption of the Trust Units set out in paragraph (a) of the preceding sentence from 90% to 95%.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month, subject to the limitations set forth below, shall be paid by cheque on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

Unitholders will not receive cash upon the redemption of their Trust Units if:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Administrator may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price, and unless any applicable regulatory approvals are required, by a distribution *in specie* of the Trust's assets, based on the "*in specie* Redemption Price" (as defined below), which may include Series 3 Notes or other assets held by the Trust, on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Administrator considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

If a cash redemption is not available for Trust Units tendered for redemption by a Unitholder, then such Unitholder will, instead of the Market Redemption Price per Trust Unit, be entitled to receive a price per Trust Unit (the "*in specie* Redemption Price") equal to the fair market value of a Trust Unit as determined by the Administrator in its sole discretion. The *in specie* Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Administrator.

The aggregate *in specie* Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Series 3 Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that at no time may Non-Residents and Non-Canadian Partnerships be the beneficial owners of more than 50% of all outstanding Trust Units. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents or Non-Canadian Partnerships. In this regard, the Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator may: (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident or Non-Canadian Partnership; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or Non-Canadian Partnerships or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents or Non-Canadian Partnerships within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (iii) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents or Non-Canadian Partnerships to ensure that not more than 49% of the outstanding Trust Units are beneficially owned by Non-Residents or Non-Canadian Partnerships.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the General Partner and the appointment of the auditors of the Trust. Presently, auditors have been appointed on an interim basis pending a vote at the first meeting of Unitholders.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Securities of Holding Trust and the General Partner

The Trust Indenture prohibits the Trustee from voting the Holding Trust Units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, the Limited Partnership, to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization or a pledge in accordance with the provisions of the Trust Indenture;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization;

(c) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) the winding-up, liquidation or dissolution of the General Partner, Holding Trust or the Limited Partnership prior to the end of the term of the Trust; or

(e) any material amendment to the Holding Trust Declaration of Trust, the Limited Partnership Agreement or the constating documents of the General Partner, in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee is prohibited from acquiring any investment which: (a) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired; or (b) would, as a direct consequence of such acquisition, cause a Trust Unit to be considered "foreign property" at such time as defined under the provisions of the Tax Act.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The board of directors of the Administrator has generally been delegated the significant management decisions of the Trust pursuant to the Administration Agreement. In particular, the Trustee has delegated to the Administrator responsibility for any and all matters relating to the following: (a) an Offering (as defined in the Trust Indenture); (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents (as defined in the Trust Indenture), the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (e) all matters relating to the redemption of Trust Units; (f) all matters relating to the voting rights on any investments in the assets of the Trust or any Subsequent Investments; and (g) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any error in judgement, any action taken or not taken in good faith in reliance on any documents that are, *prima facie* properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the dealing with any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Administrator, or any other person to whom the Trustee has, with the consent of the Administrator, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless and to the extent that such liabilities arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(f) making such other amendments which in the opinion of the Trustee are necessary or desirable as a result of changes or proposed changes in taxation or other laws or the administration or enforcement thereof; or

(g) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

The Trust shall continue for a term ending on the earlier of December 31, 2104 and the date which is the day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event will the Trust be wound up until all royalties or net profits interests have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in a royalty or net profits interest. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders *pro rata.*

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited and unaudited financial statements of the Trust are publicly filed and mailed to Unitholders and in accordance with applicable securities laws and the Trust Indenture. The year end of the Trust is December 31. PricewaterhouseCoopers LLP are the auditors of the Trust.

The Trust is also subject to the continuous disclosure obligations of applicable securities laws.

Holding Trust

The Holding Trust Declaration of Trust contains provisions substantially similar to those of the Trust Indenture. The principal differences between the Holding Trust Declaration of Trust and the Trust Indenture are those described below.

General

Holding Trust is an investment trust and its activities are restricted essentially to acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of the Limited Partnership and other corporations, partnerships, trusts or other persons involved in the acquisition, exploration, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets and other related business.

Trustee and Governance

The trustee of Holding Trust is The Canada Trust Company. The Holding Trust Trustee supervises the activities and manages the affairs of Holding Trust.

The Holding Trust Declaration of Trust provides that, subject to its terms and conditions, the Holding Trust Trustee may, in respect of Holding Trust's assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner and will supervise the investments and conduct the affairs of Holding Trust. The Holding Trust Declaration of Trust prohibits a Non-Resident from acting as a trustee. The Holding Trust Trustee is responsible for, among other things:

(a) acting for, voting on behalf of and representing Holding Trust as a limited partner of the Limited Partnership;

(b) maintaining records and providing reports to its unitholders;

(c) supervising the activities of Holding Trust; and

(d) effecting payments of available cash from Holding Trust to its unitholders.

Fundamental Transactions

The Holding Trust Declaration of Trust provides that Holding Trust shall not enter into or implement certain fundamental transactions without the prior written approval of the holder or holders of two-thirds of the outstanding Holding Trust Units. In addition, the Holding Trust Declaration of Trust provides that Holding Trust shall not vote securities held by it of the Limited Partnership, to authorize, among other things:

(a) any sale, lease or other disposition of all or substantially all of the assets of the Limited Partnership, except in conjunction with an Internal Reorganization;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the Limited Partnership, except in conjunction with an Internal Reorganization;

(c) the winding-up, liquidation or dissolution of the Limited Partnership prior to the end of the term of Holding Trust; or

(d) any material amendment to the limited partnership agreement by which the Limited Partnership is created in a manner prejudicial to Holding Trust;

without the prior written authorization of the holder or holders of two-thirds of the issued and outstanding Holding Trust Units.

Distributions

The Holding Trust Declaration of Trust provides that Holding Trust will make monthly cash distributions to holders of record of Holding Trust Units on the last business day of each month. Such distributions will be paid on the same date as the Trust's Distribution Payment Date (which is intended to occur on or about the 15th day of each month). All of the Holding Trust's available cash will be distributed to holders of Holding Trust Units by way of monthly cash distributions, after satisfaction of its debt service obligations (principal and interest) and any cash redemptions or repurchases of Holding Trust Units and Holding Trust Notes. The Holding Trust Declaration of Trust provides that Holding Trust must distribute to holders of Holding Trust Units each year, subject to any limitations imposed by any agreements with lenders, all of Holding Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so Holding Trust will not have any liability for income tax in the year.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust Units and Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust Unit or Holding Trust Series 1 Note so issued will be the redemption price thereof.

Holding Trust Notes

Holding Trust Notes are issuable in series under the Holding Trust Note Indenture. As part of the Arrangement, Holding Trust issued to the Trust Series 1 Notes in the principal amount of $1,205,202,006. Holding Trust Series 2 Notes are reserved by the Holding Trust to be issued exclusively to holders of Holding Trust Units as full or partial payment of the redemption price of Holding Trust Units. Holding Trust Series 3 Notes are reserved by Holding Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Notes as the Holding Trust Trustee may decide.

Under the Holding Trust Note Indenture, Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are issuable in Canadian currency in denominations of $100 and integral multiples of $100.

Interest and Maturity

The Holding Trust Series 1 Notes are payable on demand and in any event mature on April 1, 2030, are non-interest bearing until maturity or demand and thereafter will bear interest at 9% per annum, payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 2 Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the 5th anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Holding Trust Trustee, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 3 Note will mature on the 20th anniversary of the date of issuance thereof and bear interest at a market rate of interest to be determined by the Holding Trust Trustee at the time of issuance thereof, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates.

Payment upon Maturity

On maturity (which, in the case of any Holding Trust Series 1 Note, is the date of demand or April 1, 2030), Holding Trust will repay the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes by paying to the trustee under the Holding Trust Note Indenture the principal amount of the outstanding Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be redeemable at the option of the Holding Trust prior to maturity. In the event the Holding Trust chooses to redeem some or all of the Holding Trust Series 1 Notes, the Holding Trust Trustee may, in its discretion, decide to issue Holding Trust Series 3 Notes in full or partial payment of the redemption price for the Holding Trust Series 1 Notes.

Subordination

Payment of the principal amount and interest on the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is or will be defined as all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Holding Trust Note Indenture. The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are entitled to receive any payment.

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be unsecured debt obligations of the Holding Trust.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, when the same becomes due and the continuation of such default for a period of 10 business days; (ii) default in payment of any interest due on any Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, and continuation of such default for a period of 15 business days; (iii) default in the observance or performance of any other covenant or agreement under the Holding Trust Note Indenture, or the Holding Trust Notes and continuance of such default for a period of 30 days after notice in writing has been given by the trustee specifying such default and requiring Holding Trust to rectify the same; (iv) if there occurs, with respect to any issue of indebtedness of Holding Trust having an outstanding principal amount of $10 million or more, an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and (v) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust. The provisions governing an event of default under the Holding Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Holding Trust

Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Limited Partnership

General

The Limited Partnership is a limited partnership established under the laws of the Province of Alberta to make investments in and conduct the business of the exploration, development, production and marketing of petroleum and natural gas and such other businesses as the directors of the General Partner may determine, and activities ancillary and incidental thereto.

General Partner

The sole general partner of the Limited Partnership is the General Partner who is responsible for the administration and management of the Limited Partnership and who generally carries out the objects, purposes and businesses of the Limited Partnership. The General Partner and Paramount Resources have entered into the Services Agreement pursuant to which Paramount Resources has been engaged to provide certain administrative and operational services to the General Partner to assist the General Partner in carrying out its duties and obligations as general partner of the Limited Partnership.

Partnership Units

The Limited Partnership is entitled to issue various classes of partnership interests. The Limited Partnership currently has outstanding one class of non-voting units ("Class A Units") and the LP Units. The LP Units are all held by Holding Trust, and the Class A Units are held by the General Partner and Holding Trust with Holding Trust holding 90% of such units. Holders of LP Units are entitled to notice of, and to attend and vote at, all meetings of holders of partnership units. Holders of Class A Units are not entitled to receive notice of, or to attend and vote at, any meetings of holders of partnership units.

Distributions

The Limited Partnership distributes to the General Partner and to limited partners holding LP Units of the Limited Partnership on the last business day of each month their *pro rata* portions of distributable cash as set out below. Such distributions are paid within 30 days following each month-end and are intended to be received by the Holding Trust prior to its related distributions to the Trust and by the Trust prior to its related distributions to Unitholders (which are intended to occur on or about the 15th day of each month).

Distributable cash represents, in general, all of the Limited Partnership's cash after satisfaction of the Limited Partnership's obligations under the Net Profits Interest Agreement and after satisfaction of its debt service obligations (principal and interest) and other expense obligations.

Allocation of Income and Loss for Income Tax Purposes

The income or loss of the Limited Partnership for each fiscal period is allocated to the holders of Class A Units and to the limited partners through their holdings of LP Units as to their respective interests in the Limited Partnership. The income for tax purposes of the Limited Partnership for a particular fiscal period is allocated to each limited partner by multiplying the total income allocated to the limited partners by a fraction, the numerator of which is the total sum of the cash distributions received by that limited partner with respect to that fiscal period and the denominator of which is the total amount of the cash distributions made by the Limited Partnership to all limited partners with respect to that fiscal period.

If, with respect to a given fiscal period, no cash distribution is made by the Limited Partnership to its partners, or the Limited Partnership has a loss for tax purposes, one twelfth of the income or loss, as the case may be, for tax purposes of the Limited Partnership for that fiscal period will be allocated to the holders of Class A Units and the holders of LP Units at the end of each month in such fiscal period in an amount calculated by multiplying the income, or loss, as the case may be, by a fraction, the numerator of which is the number of partnership units held by such holder at the end of such month and the denominator of which is the aggregate number of partnership units outstanding at the end of such month. The amount of income or loss allocated to a limited partner may exceed or be less than the amount of cash distributed to that limited partner.

Functions and Powers of the General Partner

The General Partner has exclusive authority to manage the business and affairs of the Limited Partnership, to make all decisions regarding the business of the Limited Partnership and to bind the Limited Partnership. The General

Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Limited Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The General Partner does not have the authority to dissolve the Limited Partnership, wind up its affairs or effect a sale of all or substantially all of the Limited Partnership's assets except in accordance with the provisions of the Limited Partnership Agreement.

The authority and power vested in the General Partner to manage the business and affairs of the Limited Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of the Limited Partnership, including, without limitation, the ability to engage agents to assist the General Partner to carry out its management obligations and administrative functions.

The Limited Partnership Agreement provides that all material transactions and agreements involving the Limited Partnership must be approved by the General Partner's board of directors.

Fundamental Transactions

The Limited Partnership Agreement provides that the partners of the Limited Partnership will not dissolve the Limited Partnership or effect a sale of all or substantially all of the assets of the Limited Partnership (except in the case of an Internal Reorganization) without prior approval of the holders of at least two-thirds of the LP Units.

Limited Liability

The Limited Partnership operates in a manner as to ensure to the greatest extent possible the limited liability of the limited partners of the Limited Partnership. Limited partners may lose their limited liability in certain circumstances. The Limited Partnership Agreement provides that, if limited liability is lost by reason of the fraud, gross negligence or wilful misconduct of the General Partner in performing its duties and obligations under the Limited Partnership Agreement, the General Partner will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement. However, since the General Partner has no significant assets or financial resources, this indemnity may have nominal value.

The General Partner

The General Partner is the sole general partner of the Limited Partnership and is responsible for the administration and management of the Limited Partnership and to generally carry out the objectives, purposes and businesses of the Limited Partnership. Pursuant to the Trust Indenture, the Holding Trust Declaration of Trust and the Administration Agreement, the General Partner is the administrator of the Trust and Holding Trust and is responsible for the administration and management of the affairs and day-to-day operations of the Trust and Holding Trust. The directors and officers of the General Partner are responsible for the overall supervision and governance of the Trust and its subsidiaries.

The General Partner has retained Paramount Resources pursuant to the Services Agreement for the purposes of providing administrative and operating services to the General Partner, and to assist the General Partner in discharging its duties and obligations as general partner of the Limited Partnership and as administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operational services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

LEGAL PROCEEDINGS

There are claims associated with certain of the assets received by the Trust under the Trust Spinout. While the outcome of these claims is uncertain and there can be no assurance that such claims will be resolved in the Trust's favour, the Trust does not believe that the outcome of these claims, or the amounts which the Trust may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity of the Trust.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Paramount Resources provides administrative and operating services to the General Partner, and indirectly to the Trust and Holding Trust, pursuant to the Services Agreement. The Services Agreement provides that Paramount Resources shall be reimbursed for reasonable costs incurred in providing these services. See "Material Contracts - Services Agreement".

AUDIT COMMITTEE INFORMATION

The full text of the audit committee's charter is included in Appendix C of this annual information form.

The audit committee consists of 3 members, all of which are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

Robert M. MacDonald

Mr. MacDonald is an independent businessman. He has 27 years energy banking experience specializing in oil and gas financing as a senior officer of several Canadian chartered banks, with 18 years in Alberta and 9 in the United States. His experience includes debt and project financing ranging from strategic alternatives for senior, bridge and mezzanine debt structuring through portfolio management, loan workouts to credit risk management. Mr. MacDonald was Director, Oil & Gas, Commercial Banking from 1998 to 2003 with CIBC World Markets Inc. In 1998, he was Managing Director, Koch Producer Services, the merchant banking arm of a U.S. based energy company. From 1993 to 1998, he was Vice President, Oil & Gas Group with CIBC. Prior to that, Mr. MacDonald held various senior management positions within the financial services industry in the United States and Canada. Mr. MacDonald is a member of the Fellow of the Institute of Canadian Bankers, where he graduated with honours and has a Bachelor of Business Administration, graduating with distinction. From June 2003 to July 2005, he was a director of APF Energy Trust and a trustee of Newalta Income Fund, both publicly traded entities and, since December 2003, has been a director of Newalta Corporation, the operating entity wholly-owned by Newalta Income Fund.

M.H. (Mick) Dilger

Mr. Dilger is the Vice President, Business Development of Pembina Management Inc., the administrator of Pembina Pipeline Income Fund, a publicly traded Canadian income fund engaged in the ownership and operation of energy infrastructure within Western Canada. Mr. Dilger has a proven track record in the areas of corporate and strategic development, acquisitions, divestitures, financing and negotiation. A Chartered Accountant since 1989, Mr. Dilger has held positions with Amerada Hess as well as a broad range of senior executive positions within NOVA Corporation, TransCanada Pipelines and most recently prior to Pembina, VISTA Midstream Solutions, a midstream company he founded in 1999.

Since October 2005, Mr. Dilger has served as a director of Mahalo Energy Ltd., a publicly traded company engaged in exploration and production of coalbed methane in Western Canada and the United States.

John G. (Jack) Williams

Mr. Williams is the President and Chief Executive Officer of Adeco Exploration Company Ltd., an oil and gas producer formed in 1993. From 1969 to 1979 he was Vice-President of Adeco Drilling and Engineering Co. Ltd. and from 1979 to 1993 he was President and Chief Executive Officer of that company. Mr. Williams graduated from the Montana School of Mines in Geological Engineering in 1962. He has previously served on the board of directors of both oil and gas producers and service companies.

Pre-Approval Policies And Procedures

Trilogy's audit committee has adopted, and the board of directors of the General Partner has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Policy"). The Policy establishes procedures by which services proposed to be performed by the Trust's independent auditors may be pre-approved. The audit committee has identified the following four categories of services that may be provided by the Trust's independent auditors: audit services, audit-related services, tax services and all other services. Within the first three of these defined categories, the audit committee has identified certain services that have been granted general pre-approval and which the independent auditors may provide without consideration by the audit committee on a case-by-case basis. Requests for the provision of services by the Trust's independent auditors shall be submitted to Trilogy's Chief Financial Officer who will make a determination as to whether the proposed services are included in the list of services that have received the general pre-approval of the audit committee. If the Chief Financial Officer cannot verify that such services have received general pre-approval, then such requests for services must be submitted to the Trust's audit committee for specific pre-approval. In respect of the "all other services" category, the audit committee has approved a list of non-audit services that the Trust's independent auditors are prohibited from providing. All permitted "all other services" engagements must receive specific approval from the audit committee.

For both general pre-approval and specific pre-approval, Trilogy's audit committee will consider whether such services are consistent with MI 52-110, *Audit Committees*, and will consider whether the independent auditor is best positioned to provide the most effective and efficient service for reasons such as its familiarity with the Trust's business, accounting systems, people, risk profile and other factors, and whether the service might enhance the Trust's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor will necessarily be determinative.

AUDITORS' FEES

The total fees paid to PricewaterhouseCoopers LLP for professional services rendered from April 1, 2005 to December 31, 2005, amounted to $665,667, broken down as follows: (i) audit services - $216,333; and (ii) audit-related services consisting of assistance and advice to enable Trilogy to comply with securities legislation related to internal controls - $449,334.

RISK FACTORS

The following is a summary of certain risk factors relating to the Trust, Holding Trust and the Limited Partnership and the ownership of Trust Units which should be carefully considered.

Risks Relating to the Trust's Properties and Assets

Operational Matters

The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Properties and possible liability to third parties. The Limited Partnership employs prudent risk management practices and maintains suitable liability and other insurance, where available. The Limited Partnership may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce the Cash Flow of Trilogy Energy Trust.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

Title Matters

The Trust has not obtained a legal opinion as to the title to the Spinout Assets and cannot guarantee or certify that a defect in the chain of title may not arise to defeat the Limited Partnership's interest in certain of the Spinout Assets. Remediation of title problems could result in additional costs and litigation. If title defects are unable to be remedied, the Limited Partnership may lose some of its interest in the disputed properties resulting in reduced production and a reduction in the Cash Flow of Trilogy Energy Trust.

Reserve Estimates

The reserve and recovery information contained in the Paddock Lindstrom Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock Lindstrom. Estimates of the oil and natural gas reserves of the Trust depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether, and to the extent to which, oil and natural gas are recoverable from a reservoir. The reliability of reserve estimates depends on: (i) whether the prevailing tax rules and other government regulations, contracts and oil, natural gas and other prices, will remain the same as on the date estimates are made; (ii) the production performance of the reservoirs; (iii) extensive engineering judgments; (iv) the price at which recovered oil and natural gas can be sold; (v) the costs associated with recovering oil and natural gas; (vi) the prevailing environmental conditions associated with drilling and production sites; (vii) the availability of enhanced recovery techniques; and (viii) the ability to transport oil and natural gas to markets.

A change in any one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production thereof commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate or production, will also affect the present value of future net cash flows from estimated reserves. Many of the factors, assumptions and variables involved in estimating reserves are beyond control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserve data. Any downward adjustment could lead to lower future production and thus adversely affect the financial condition, future prospects and market value of the Trust.

Depletion and Sustainability of Reserves

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Flow of Trilogy Energy Trust, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Limited Partnership will not be reinvesting cash flow in the same manner as traditional oil and gas companies. Accordingly, absent capital injections, initial production levels and reserves attributable to the Properties will decline.

The Limited Partnership's future natural gas and oil reserves and production, and therefore its cash flows, will be highly dependent on the Limited Partnership's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Limited Partnership's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, Unitholders need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Limited Partnership will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Limited Partnership.

There can be no assurance that the General Partner, on behalf of the Limited Partnership, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

The estimated reserve life indices of the Limited Partnership's reserves are largely dependent on the accuracy of the reserve estimates and changes in commodity prices, operating costs and royalty rates, all of which could impact the length of time that its reserves can be economically produced.

Volatility of Commodity Prices

The Trust's results of operations and financial condition will be dependent on the prices received for the production of natural gas and petroleum. Prices for natural gas and petroleum have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Limited Partnership or the Trust. Prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in the prices for natural gas and petroleum could have a material adverse effect on the Trust's operations, financial condition and the level of expenditures provided for the development of its natural gas and oil reserves. The General Partner may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Limited Partnership or the Trust to enter, from time to time, into natural gas and crude oil price hedges and forward foreign exchange contracts. To the extent that the Limited Partnership or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts as well as risks inherent to the derivative instruments employed in such risk management activities. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. To the extent that commodity prices increase significantly, the Cash Flow of Trilogy Energy Trust could be negatively affected if the Trust has hedges in place which do not allow it to realize the increased prices.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including natural gas and oil prices. The trading price of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Limited Partnership or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Limited Partnership. For example, the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which would require (among other things) significant reductions in greenhouse gas emissions, was ratified by Canada in late 2002. Although the implications are unknown at this time as specified measures for meeting Canada's commitments have not yet been fully developed, the Kyoto Protocol may result in additional costs or restrict the ability to increase or maintain production for natural gas and petroleum producers such as the Limited Partnership. It is difficult to determine what, if any, impact the ratification by the Canadian government may have on the Limited Partnership's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Distributable Cash of the Trust. Should the Limited Partnership be unable to fully fund the cost of remedying an environmental problem, the Limited Partnership might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Limited Operational History

The Limited Partnership and the Trust were only recently organized and have a limited history of operations and distributions.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry, including the energy trust sector. The General Partner and Paramount Resources, on behalf of the Limited Partnership and the Trust, will actively compete for capital, skilled personnel, reserves acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Limited Partnership and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to Governance of the Trust

Reliance on Management

Unitholders will be dependent on the management of the General Partner in respect of the management and administration of all matters relating to the Trust, the Trust Units, the Limited Partnership and the Properties. The General Partner may also retain third parties to assist it in providing these services, including Paramount Resources pursuant to the Services Agreement. The Services Agreement may be terminated by either party upon six months' prior written notice. Upon termination, the Trust and the General Partner will be required to employ their own personnel or establish replacement arrangements. If the Trust and the General Partner are not able to employ such required personnel or obtain such replacement arrangements on favourable terms, the Trust's consolidated revenues and profits may decline and the Cash Flow of Trilogy Energy Trust may be negatively affected.

Potential Conflicts of Interest

There may be circumstances in which the interests of Paramount and its Affiliates will conflict with those of Unitholders. Paramount and its Affiliates may acquire natural gas and petroleum properties on their own behalf or on behalf of persons other than the Unitholders. Paramount may manage and administer such additional properties, as well as enter into other types of energy-related management, advisory and investment activities. Neither Paramount Resources, nor its management, will carry on their full-time activity on behalf of Unitholders and, when acting on their own behalf or on behalf of others, may at times act in competition with the interests of Unitholders.

In the event of such conflicts, decisions will be made on a basis consistent with the provisions of any relevant contractual arrangements and objectives and financial resources of each group of interested parties. Paramount will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or the Limited Partnership, and the other interested party, fairly taking into account all of the circumstances of the Trust or the Limited Partnership and such interested party and to act honestly and in good faith in resolving such matters.

Circumstances may arise where members of the board of directors of the General Partner are directors or officers of corporations which are in competition to the interests of the General Partner, the Limited Partnership and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the General Partner, the Limited Partnership and the Trust.

Risks Relating to the Trust Units

Limited Purpose Trust

The Trust is a trust which is entirely dependent upon the operations and assets of its subsidiaries through the Trust's ownership of the securities of, and net profit interests and debt instruments issued by, those subsidiaries. The Limited Partnership's income is received from the production of natural gas and oil from its resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and acquisition of new properties, the Limited Partnership's involvement in the exploration for natural gas and oil is less than that of a traditional oil and gas company. As a result, if the natural gas and oil reserves associated with the Limited Partnership's resource properties are not supplemented through additional development or the acquisition of additional natural gas and oil properties, the ability of the Limited Partnership to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Changes in tax and other laws may adversely affect Unitholders

Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders. Tax authorities having jurisdiction over the Trust or Unitholders may disagree with the manner in which the Trust calculates its income for tax purposes or could change their administrative practices to the Trust's detriment or the detriment of Unitholders.

On September 8, 2005, the Department of Finance released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". The Department of Finance's stated purpose of the paper was to promote discussion and third party input on a number of key questions by providing background information on flow-through entities and related economic efficiency issues, an international comparison, as well as the estimated impact of flow-through entities on federal tax revenues. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely affects the Trust and the Unitholders.

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of the Trust losing mutual fund trust status are as follows.

- The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.
- The Trust Units might not constitute qualified investments for Registered Retirement Savings Plans ("RRSPs"), Registered Retirement Income Funds ("RRIFs"), Registered Education Savings Plans ("RESPs") or Deferred Profit Sharing Plans ("DPSPs"). If, at the end of any month, one of these types of plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units, including the amount of any capital gain realized on a disposition of non-qualified Trust Units by the RRSP or RRIF. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

The Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Debt Service

Each of Holding Trust and the Limited Partnership is permitted to borrow funds to fund capital expenditures and other financial obligations or expenditures in respect of the Properties and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce the amount of cash paid, directly or indirectly, by Holding Trust and the Limited Partnership to the Trust. A syndicate of Canadian banks has provided a $265 million committed revolving and term facility and a $35 million working capital facility to Holding Trust and the Limited Partnership. The amount drawn down under the credit facilities totalled $108.4 million as at December 31, 2005, net of a $50 million deposit-in-trust account used to repay maturing drawdowns on January 9, 2006. The revolving nature of the credit facility is scheduled to expire on March 31, 2006 but is extendible with the consent of the lenders. Upon the expiry of the credit agreement's revolving feature, amounts outstanding will have a term maturity date of one additional year. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payments of cash by Holding Trust and/or the Limited Partnership, directly or indirectly, to the Trust. Certain covenants of the agreements with the lender also limit such payments to the Trust. Although the General Partner believes the credit facilities will be sufficient for the Trust's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust and its subsidiaries or that additional funds will be able to be obtained.

The lenders to Holding Trust and the Limited Partnership have been provided with security over substantially all of the assets of the Trust, Holding Trust and the Limited Partnership, as well as certain guarantees, debentures and subordination agreements. If Holding Trust or the Limited Partnership become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties and payments to the lenders will rank in priority to distributions and other payments to the Trust and distributions to the Unitholders.

Payments by Holding Trust or the Limited Partnership to the Trust or the Holding Trust, as applicable, are prohibited during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. Distributions on the Holding Trust Units and LP Units, payments on the Holding Trust Notes and payments under the Net Profits Interest Agreement, which are unsecured, will be specifically subordinate to the credit facilities, which may restrict the ability of Holding Trust and the Limited Partnership, directly or indirectly, to make such payments to the Trust, and therefore limit the Cash Flow of Trilogy Energy Trust, and hence cash distributions, that may be paid to Unitholders, during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. The credit facilities also contain certain restrictions on redemptions of Trust Units, Holding Trust Units or LP Units for cash or assets.

The Trust, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the issuance of incremental debt, granting of security, incurring indebtedness and the sale of its assets.

The General Partner may manage the risk associated with fluctuations in interest rates by causing Holding Trust and/or the Limited Partnership to enter into interest rate swap transactions from time to time. To the extent that Holding Trust and/or the Limited Partnership engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

Delay in Distributions

In addition to the usual delays in payment by purchasers of natural gas and oil to the operators of the Properties, and by the operator to the Limited Partnership, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, adjustments for other periods, recovery by the operator of expenses incurred in the operation of the Properties, the establishment by the operator of reserves for such expenses or accounting disputes. Such delays may inhibit the Trust's ability to make monthly distributions of Cash Flow of Trilogy Energy Trust to the Unitholders.

Variability of Cash Distributions

Future cash flows generated by additional Properties may not be similar to those of the Spinout Assets and may not generate sufficient cash flows to allow the Limited Partnership to generate sufficient distributable cash to maintain consistent distributions from the Trust over a long period of time.

Unitholders may be required to pay taxes even if they do not receive any cash distributions

Unitholders may be required to pay income taxes on their pro rata share of the Trust's taxable income even if they do not receive any cash distributions from the Trust.

United States Unitholders may be subject to passive foreign investment company rules

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Unitholder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation are subject to a maximum United States federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a Unitholder must satisfy certain requirements with respect to their Trust Units.

United States Unitholders are advised to seek legal advice from their professional advisors.

Additional Financing

The timing and amount of capital expenditures will directly affect the amount of distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units or additional credit facilities, becomes limited or unavailable, the ability of the Trust and its subsidiaries to make the necessary capital investments to maintain or expand their natural gas and oil reserves and to invest in assets, as the case may be, will be impaired. To the extent the Trust and its subsidiaries are required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Flow of Trilogy Energy Trust will be reduced.

Financial Leverage

Current or future borrowings will increase the level of financial risk to the Trust and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of the Cash Flow of Trilogy Energy Trust to interest rate variations.

Dilution of Existing Unitholders

The Trust may issue additional Trust Units in the future, which may dilute a Unitholder's cash distributions per Trust Unit, as well as per Trust Unit production, reserves and net asset value. The Trust Indenture permits the Trust to issue an unlimited number of previously unissued Trust Units without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Under the Trust Indenture, the Directors of the General Partner have been granted the discretion to determine the price and the terms of issue of further Trust Units.

Nature of Trust Units

Securities like the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units are dissimilar to debt instruments as there is no principal amounts owing to Unitholders. The Trust Units do not represent a traditional investment and should not be viewed by investors as a direct investment in the Properties or as direct investments in securities of the Limited Partnership or any subsidiary of the Trust. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets are Holding Trust Units and Holding Trust Notes. The price per Trust Unit is a function of anticipated Cash Flow of Trilogy Energy Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As holders of Trust Units issued by an unincorporated trust, Unitholders will not have all of the statutory rights associated with ownership of shares of a corporation. For example, shareholders of a corporation incorporated under the *Business Corporations Act* (Alberta) have statutory rights that include: the right to vote in respect of certain fundamental changes proposed to be made to the corporation (including a proposed change to the attributes of its shares and a sale of all or substantially all of its assets outside the ordinary course of business); the right to elect the directors and to appoint the auditor of the corporation annually; the right of holders of not less than 5% of the issued voting shares of a corporation to requisition the directors to call a meeting of shareholders; the right to apply to a court for an order directing an investigation; the right to dissent from certain fundamental changes to the corporation and to be paid the fair value for their shares; and the right to bring "oppressive" or "derivative" actions. Under the Trust Indenture, Unitholders will have the right to receive written notice of certain events and the right to vote in respect of certain fundamental changes and the right to elect the directors and to select the auditor of the Trust annually. Furthermore, the Trust Indenture requires that holders of not less than 5% of the Trust Units on a fully-diluted basis may requisition the Trustee to call a meeting of Unitholders except in certain circumstances. However, Unitholders will not have the statutory right to apply to court for an order directing an investigation and will not have the right to dissent from certain fundamental changes to the Trust and to be paid the fair value for their Trust Units or the right to bring "oppression" or "derivative" actions.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture further provides that the Trustee and the Trust shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust, or the Trustee on behalf of the Trust, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof. There remains a risk that a Unitholder may be personally liable despite such a provision in the Trust Indenture or other agreements made by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) (the "ITLA") came into force. The ITLA seeks to protect unitholders of Alberta income trusts, such as the Trust, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA comes into force. However, the ITLA has not been subject to interpretation by courts in the Province of Alberta or elsewhere and, accordingly, a Unitholder's limited liability cannot be assured.

Trading in, and Redemption of, Trust Units

The Trust cannot predict at what price the Trust Units will trade and there can be no assurance that an active trading market in the Trust Units will exist. Trust Units will not necessarily trade at values determined solely by reference to the underlying value of the Trust's assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the Trust.

There can also be no assurance that the Trust will be in a position to redeem Trust Units for cash when requested to do so.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position than a holder of unsecured indebtedness of a corporation.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

Return of Capital

The Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Restrictions on Non-Resident and Non-Canadian Partnership Ownership of Trust Units

The Trust Indenture imposes restrictions which limit the number of Trust Units that may be owned, directly or indirectly, by Non-Residents and Non-Canadian Partnerships (see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. - The Trust - Non-Resident Unitholders"). These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including Non-Residents and Non-Canadian Partnerships such as residents of the United States, to acquire Trust Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Trust Units. As a result, these restrictions may limit the demand for Trust Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Trust Units held by the public.

TRANSFER AGENT AND REGISTRAR

Trilogy's transfer agent and registrar is Computershare Trust Company of Canada Investor Services Inc. located at the following address:

6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8

MATERIAL CONTRACTS

Services Agreement

Pursuant to the Services Agreement, Paramount Resources provides certain operational, administrative and other services to the General Partner in order to assist the General Partner in performing its duties and obligations as general partner of the Limited Partnership and as administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operating services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

It is anticipated that the Services Agreement will be renewed on the same terms and conditions to March 31, 2007 prior to the expiry of its current term of March 31, 2006. Either the General Partner or Paramount Resources can terminate the Services Agreement on six months' prior written notice. In addition, either the General Partner or Paramount Resources may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or in case of the General Partner, the Trust and its subsidiaries, or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be amended within a reasonable period of time. The General Partner may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount Resources if the written consent of the directors of the General Partner has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

Under the Services Agreement, Paramount Resources is reimbursed for all reasonable costs (including expenses of a general and administrative nature, which will be determined in accordance with a formula to be agreed upon by a majority of the independent directors of the General Partner and Paramount Resources from time to time) incurred by Paramount Resources in providing these services. The reimbursement of expenses to Paramount Resources is not intended to provide Paramount Resources with any financial gain or loss.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are Trilogy's auditors and such firm has prepared an opinion with respect to Trilogy's consolidated financial statements as at and for the fiscal year ended December 31, 2005. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Information relating to reserves in this annual information form was prepared by Paddock Lindstrom as independent qualified reserves evaluator. The principals of Paddock Lindstrom, as a group, own beneficially, directly or indirectly, less than one percent of any class of Trilogy's securities.

ADDITIONAL INFORMATION

Additional information relating to Trilogy is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX A
FORM 51-102F2

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

Terms to which a meaning is ascribed in National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* have the same meaning in this form.

Report on Reserves Data

To the Board of Directors of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"):

1. We have evaluated the Trust's reserves data (as defined in the Trust's annual information form to which this report is attached) as at December 31, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Trusts's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserve data of the Trust evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	February 1, 2006	Canada	-	$1,294,167	-	$1,294,167

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

March 3, 2006

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"), is responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements and the administration agreement between the Company and the Trust. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Trilogy's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(c) reviewed the procedures used for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors of the Company has reviewed the procedures used for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors of the Company has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Trust's annual information form accompanying this report;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) James H. T. Riddell
Chief Executive Officer

(Signed) Bernard K. Lee
Chief Financial Officer

(Signed) Robert M. MacDonald
Director

(Signed) Michael H. Dilger
Director

March 3, 2006

APPENDIX C
AUDIT COMMITTEE CHARTER

(attached)

TRILOGY ENERGY LTD.
AUDIT COMMITTEE CHARTER
(Adopted by the Board of Directors on May 19, 2005)

A. INTRODUCTION

Trilogy Energy Ltd. is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by Trilogy Energy Trust (the "Trust"). Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated April 1, 2005, and pursuant to an Administration Agreement dated February 25, 2005 among the Corporation, the Trust and Trilogy Holding Trust, the Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of the Corporation, which is responsible for the day-to-day conduct of the business. In addition, pursuant to that certain Services Agreement dated April 1, 2005, the Board also has the responsibility to direct and monitor the services provided to the Corporation by Paramount Resources. Where the context requires, references to the "Trust" refer collectively to the Trust, Trilogy Holding Trust, the Partnership and the Corporation.

B. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Trust's management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Trust, to review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Trust's externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Trust's reserves.

C. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, *Audit Committees*[i] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[ii] - *Standards of Disclosure for Oil and Gas Activities.*

2. All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of those of the Trust and that can be reasonably expected to be raised by the Trust's financial statements).

3. The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

5. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

6. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7. The Committee shall have access to such officers and employees of the Trust and to the Trust's external auditors, and to such information respecting the Trust, as it considers necessary or advisable in order to perform its duties and responsibilities.

8. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary.

9. The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee of the Trust as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

10. The Committee may retain, at the Trust's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

D. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Trust's accounting principles, reporting practices and internal controls and its approval of the Trust's annual and quarterly consolidated financial statements and management's discussion and analysis;

(b) to establish and maintain a direct line of communication with the Trust's internal (if any) and external auditors and assess their performance;

(c) to ensure that the management of the Trust has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f) to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g) to receive and review complaints received pursuant to the Trust's Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h) to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i) to identify and monitor the management of the principal risks that could impact the financial reporting of the Trust; and

(j) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Trust.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Trust, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b) to recommend to the Board a firm of external auditors to be nominated for appointment by the unitholders of the Trust, and to monitor and verify the independence of such external auditors;

(c) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d) review the audit plan of the external auditors prior to the commencement of the audit;

(e) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Trust's financial and auditing personnel;

(iv) co-operation received from the Trust's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Trust;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f) to discuss with the external auditors the quality and not just the acceptability of the Trust's accounting principles;

(g) to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Trust; and

(h) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Trust are to:

(a) review the appropriateness and effectiveness of the Trust's policies and business practices which impact on the financial integrity of the Trust, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Trust's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Trust and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c) periodically review the Trust's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4. The Committee is also charged with the responsibility to:

(a) review and recommend to the Board for its approval, the Trust's annual financial statements, management's discussion and analysis, annual information form and annual earnings press releases before the Trust publicly discloses this information;

(b) review and approve the Trust's interim financial statements, interim management's discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Trust publicly discloses this information;

(c) review and approve the financial sections of:

(i) the annual report to unitholders;

(ii) the annual information form;

(iii) prospectuses;

(iv) other public reports requiring approval by the Board; and

(v) press releases related thereto,

and report to the Board with respect thereto;

(d) review regulatory filings and decisions as they relate to the Trust's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Trust's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review and report on the integrity of the Trust's consolidated financial statements;

(g) review the minutes of any audit committee meeting of any subsidiary of the Trust;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Trust and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j) develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee's duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of unitholders.

5. The duties and responsibilities of the Committee as they relate to the Trust's oil and gas reserves estimates are to:

(a) review, with reasonable frequency, the Trust's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b) review the appointment of the independent engineering firm responsible for evaluating the Trust's reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and management of the Trust;

(c) review, with reasonable frequency, the Trust's procedures for providing information to the reserves evaluator;

(d) before recommending approval of the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with management and the reserves evaluator to:

(i) determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii) review the reserves data and the report of the reserves evaluator

(e) review, discuss with and make recommendations to the Board with respect to:

(i) approving the content and filing of the reserves statement;

(ii) the filing of the report of the reserves evaluator; and

(iii) the content and filing of the report of management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

E. ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

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[i] 1.4 **Meaning of Independence --**

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of the firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive

officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 **Additional Independence Requirements --**

(1) Despite any determination made under section 1.4, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[ii] 3.5 Reserves Committee

(1) The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee

(a) are individuals who are not and have not been, during the preceding 12 months:

(i) an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;

(ii) a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii) a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and

(b) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2) Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

File No. 82-34876

TRILOGY ENERGY TRUST
4100, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

CERTIFICATE

March 3, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services
The Manitoba Securities Commission
Ontario Securities Commission

Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Department of
- New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland and Labrador Securities

Reference is made to the undertaking of Trilogy Energy Trust (the "Trust") dated December 22, 2005 to the securities commissions noted herein (the "Undertaking").

Pursuant to part (iii) of the Undertaking, I, Bernard K. Lee, Chief Financial Officer of Trilogy Energy Ltd., hereby certify, for and behalf of the Trust and not in my personal capacity, that the Trust has complied with the Undertaking.

DATED the 3 day of March, 2006.

TRILOGY ENERGY TRUST,
By its Administrator, Trilogy Energy Ltd.

Per: "Bernard K. Lee"

Bernard K. Lee
Chief Financial Officer